Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

by and among

MANTECH INTERNATIONAL CORPORATION,

SPYGLASS ACQUISITION CORPORATION,

MCDONALD BRADLEY, INC.,

and, solely in the capacity as the Representative as specified in Section 2.10,

KENNETH BARTEE

November 15, 2007

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(continued)

-ii-

(continued)

-iii-

(continued)

Exhibits

Exhibit A	Voting Agreement
Exhibit B	Articles of Incorporation of Surviving Corporation
Exhibit C	Bylaws of Surviving Corporation
Exhibit D	Escrow Agreement
Exhibit E	Closing Promissory Note
Exhibit F	Letter of Transmittal

-iv-

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”) is made and entered into as of November 15, 2007 by and among (i) McDonald Bradley Inc., a Virginia corporation (the “Company”), (ii) ManTech International Corporation, a Delaware corporation (“Parent”), (iii) Spyglass Acquisition Corporation, a Virginia corporation and a wholly-owned subsidiary of Parent (“Merger Sub”) and (iv) solely in the capacity as the Representative as specified in Section 2.10, Kenneth Bartee (the “Representative”). Parent, Merger Sub and the Company are referred to herein collectively as the “Parties” or individually as a “Party.”

WHEREAS, the Board of Directors of the Company deems it advisable and in the best interest of the Company’s stockholders to enter into this Agreement and to consummate the transactions contemplated hereby on the terms and subject to the conditions provided for in this Agreement;

WHEREAS, in furtherance thereof it is proposed that the acquisition of the Company by Parent be accomplished by the merger of Merger Sub with and into the Company (the “Merger”), with the Company being the surviving corporation in accordance with the VSCA;

WHEREAS, the Boards of Directors of each of Parent (on its own behalf and as the sole stockholder of Merger Sub), Merger Sub and the Company have each determined that it is fair and in the best interests of such entity and its respective shareholders to enter into this Agreement and consummate the Merger and have each adopted and approved the Merger;

WHEREAS, in order to induce Parent and Merger Sub to enter into this Agreement, certain shareholders of the Company have entered into a Voting Agreement, in substantially the form attached hereto as Exhibit A pursuant to which, among other things, each such shareholder agrees to vote in favor of the Merger and this Agreement; and

WHEREAS, Parent, Merger Sub and the Company desire to make certain representations, warranties, covenants and agreements in connection with the Merger and to prescribe various conditions to the Merger.

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth in this Agreement and intending to be legally bound hereby, the Parties hereto agree as follows:

ARTICLE 1

THE MERGER

Section 1.01 The Merger. Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the VSCA, at the Effective Time, Merger Sub shall be merged with and into the Company. As a result of the Merger, the separate corporate existence of Merger Sub shall cease, and the Company shall continue as the surviving corporation and as a wholly-owned subsidiary of Parent following the Merger (the “Surviving Corporation”).

Section 1.02 Closing and Effective Time. Unless this Agreement is earlier terminated pursuant to the provisions of Section 8.01 hereof, the closing of the Merger (the “Closing”) shall take place at the offices of Morrison & Foerster LLP, 1650 Tysons Boulevard, Suite 400, McLean, Virginia 22102, at 10:00 a.m. (Eastern time) no later than two (2) Business Days after the satisfaction or, if permissible, waiver of all of the conditions set forth in Article 7 (other than those conditions that by their nature are to be fulfilled at the Closing, but subject to the fulfillment of such conditions), or at such later time as the Parties may agree. The date upon which the Closing actually occurs is herein referred to as the “Closing Date.” Subject to the provisions of this Agreement, on the Closing Date, the Parties shall cause the Merger to be consummated by preparing and signing articles of merger, in such form as required by, and executed in accordance with, the relevant provisions of the VSCA (the “Articles of Merger”), and filing such Articles of Merger with the State Corporation Commission of Virginia. The Merger shall become effective upon the issuance of a certificate of merger (the “Certificate of Merger”) by the State Corporation Commission of Virginia (or at such later date and time reflected in the Articles of Merger and agreed to by the Parties), such date and time when the Merger becomes effective being referred to herein as the “Effective Time.”

Section 1.03 Effect of the Merger. At the Effective Time, the effect of the Merger shall be as provided in the applicable provisions of the VSCA. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, except as otherwise provided herein, all the property, assets, rights, privileges, powers and franchises of the Company and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities, duties and obligations of the Company and Merger Sub shall become the debts, liabilities, duties and obligations of the Surviving Corporation.

Section 1.04 Company Articles of Incorporation; Bylaws.

(a) At the Effective Time, the Company shall amend the Company Articles of Incorporation so as to be in the form attached hereto as Exhibit B and, as so amended, the Company Articles of Incorporation shall be the articles of incorporation of the Surviving Corporation until thereafter amended as provided therein or by the VSCA.

(b) At the Effective Time, the Company shall amend the Company’s bylaws so as to be in the form attached hereto as Exhibit C and, as so amended, such bylaws shall be the bylaws of the Surviving Corporation until thereafter amended as provided therein, in the Surviving Corporation’s articles of incorporation or by the VSCA.

Section 1.05 Directors and Officers. The directors of the Company immediately prior to the Effective Time shall submit their resignations, which shall be effective as of the Effective Time. The directors of Merger Sub immediately prior to the Effective Time shall be the initial directors of the Surviving Corporation, each to hold office in accordance with the articles of incorporation and bylaws of the Surviving Corporation. The officers of Merger Sub immediately prior to the Effective Time shall be the initial officers of the Surviving Corporation, each to hold office in accordance with the articles of incorporation and bylaws of the Surviving Corporation.

ARTICLE 2

MERGER CONSIDERATION; CONVERSION OF SECURITIES;

EXCHANGE OF CERTIFICATES

Section 2.01 Calculation and Payment of the Merger Consideration.

(a) Calculation of Merger Consideration. The aggregate amount to be paid by Parent or Merger Sub (the “Merger Consideration”) shall equal: (i) Seventy-Six Million Five Hundred Thousand Dollars ($76,500,000), subject to adjustments set forth in Section 2.01(b) below, minus (ii) the Payoff Amount. Remittance and delivery of the Merger Consideration shall be made by Parent or Merger Sub in accordance with the provisions of Sections 2.01(c) below. After the Closing, the Merger Consideration and the Per Share Merger Consideration shall be subject to the adjustment set forth in Section 2.09.

(b) Closing Adjustments. Not less than three (3) Business Days prior to the Closing Date, the Company shall deliver to Parent and Merger Sub a statement setting forth an estimate of the Closing Net Working Capital as of the Closing Date (the “Statement of Estimated Closing Net Working Capital”) determined in accordance with the principles, policies, estimates and procedures set forth on Schedule 2.09 of the Company Disclosure Schedules (such estimate, the “Estimated Closing Net Working Capital”), which Estimated Closing Net Working Capital shall be subject to adjustment for the effect of any cash or checks paid or received by the Company prior to the Closing Date and not already reflected on such Statement of Estimated Closing Net Working Capital. To the extent that the Estimated Closing Net Working Capital is greater than the Target Closing Net Working Capital, the Merger Consideration shall be increased by such amount. To the extent that the Estimated Closing Net Working Capital is less than the Target Closing Net Working Capital, the Merger Consideration shall be decreased by such amount.

(c) Payment of Merger Consideration and the Payoff Amount. At the Closing, Parent shall remit the Merger Consideration and the Payoff Amount by wire transfer of immediately available funds as follows:

(i) Parent shall remit an amount by wire transfer of immediately available funds as directed in writing by the Lenders necessary to repay the Lender Debt and all interest accrued thereunder up to and including the Closing Date (the “Payoff Amount”);

(ii) On the Closing Date, the Representative, Parent and SunTrust Banks, Inc. (the “Escrow Agent”) shall enter into an Escrow Agreement in the form attached hereto as Exhibit D (the “Escrow Agreement”). At the Closing, Parent shall withhold in cash such amount as is set forth in Schedule 2.01(c) from the Merger Consideration (the “Escrow Deposit”) and deposit such amount in cash in immediately available funds into escrow pursuant to the terms of the Escrow Agreement; provided that, the Escrow Deposit shall be increased after the Closing by the Cash Surrender Proceeds as provided in Schedule 2.01(c) (the provisions of which are incorporated by reference and made a part hereof). The Escrow Agreement shall provide that any amounts held by the Escrow Agent shall be released by the Escrow Agent to the Company Stockholders pursuant to the terms of the Escrow Agreement, less any pending or paid indemnification claims asserted pursuant to Article 9 on or prior to such date, on the date that is sixteen (16) months after the Closing Date;

(iii) Immediately prior to the Closing, the Parent shall remit the aggregate amount of the Option Payments in cash in immediately available funds to the Company or, if so directed by the Company, the Company’s payroll processor for payment to the Option Holders (as described in Section 2.03); and

(iv) Parent shall remit an amount of the Merger Consideration equal to the Closing Merger Consideration minus the amount of the Senior Executive Indebtedness to the Exchange Agent at the Closing (as described in Section 2.05).

Section 2.02 Effect on Capital Stock. At the Effective Time, by virtue of the Merger and without any further action on the part of the Company, Parent, Merger Sub or any Company Stockholder or any stockholder of Parent:

(a) Conversion of Common Stock. Each share of the Common Stock issued and outstanding immediately prior to the Effective Time (other than shares of Common Stock cancelled pursuant to Section 2.02(b) and Dissenting Shares whose appraisal rights are being exercised pursuant to Section 2.02(c)), shall be converted into the right to receive, upon surrender of a Certificate formerly representing such share in the manner provided in Section 2.05, (i) an amount in cash equal to the Per Share Closing Merger Consideration plus (ii) a right to receive a Pro Rata Share of any proceeds or distributions from the Escrowed Funds (collectively, the “Per Share Merger Consideration”). No Common Stock shall be deemed to be outstanding or to have any rights other than those set forth in this Section 2.02 after the Effective Time.

(b) Cancellation of Treasury Stock. Each share of Common Stock held in treasury by the Company and each share of Common Stock owned or held, directly or indirectly, by the Company or its Subsidiaries, or Parent, Merger Sub or their respective Subsidiaries, in each case, immediately prior to the Effective Time, shall be automatically cancelled without any conversion thereof and shall cease to exist and no payment of cash or any other distribution shall be made with respect thereto.

(c) Appraisal Rights. Notwithstanding anything to the contrary herein, shares of Common Stock issued and outstanding immediately prior to the Effective Time and held by a Common Stockholder who is entitled to and has properly exercised and perfected appraisal rights pursuant to the VSCA (collectively, the “Dissenting Shares”) shall not be converted as of the Effective Time into the right to receive the Per Share Merger Consideration, but instead shall have such rights as may be available under the VSCA. At the Effective Time, all Dissenting Shares shall no longer be outstanding and shall be cancelled and each holder of Dissenting Shares shall cease to have any rights with respect thereto, except the right to receive the fair value of such Dissenting Shares in accordance with the VSCA; provided, however, that if any such Common Stockholder shall have forfeited or failed to perfect or shall effectively withdraw or lose its right to appraisal and payment under the VSCA, or a court of competent jurisdiction shall determine that such holder is not entitled to the relief provided by the VSCA, such stockholder’s shares of Common Stock shall thereupon be deemed to have been converted as of the Effective Time into the right to receive the Per Share Merger Consideration and such shares of Common Stock shall no longer be Dissenting Shares. If the Merger is rescinded or abandoned, then the right of any shareholder to be paid fair value of such shareholder’s Dissenting Shares in accordance with the VSCA shall cease. The Company shall give Parent prompt notice of all written demands received by the Company for appraisal rights. The Company shall not, except with the prior written consent of Parent, make any payment with respect to, or settle or offer to settle, any such demands.

(d) Conversion of Merger Sub Common Stock. Each issued and outstanding share of common stock, $0.01 par value, of Merger Sub outstanding immediately prior to the Effective Time shall be converted into and become one share of common stock of the Surviving Corporation with the same rights, powers and privileges as the shares so converted and shall constitute the only outstanding shares of capital stock of the Surviving Corporation.

Section 2.03 Options. Prior to the Effective Time, the Board of Directors of the Company (or, if appropriate, any committee thereof) shall adopt appropriate resolutions and take all other actions necessary to (i) provide that the vesting of each stock option or similar Right to purchase Common Stock (an “Option”) heretofore granted under the Company’s Option Plans that is outstanding, unexercised and unexpired immediately prior to the Effective Time shall be accelerated in full so that each such Option is fully vested and exercisable in accordance with the terms of the applicable stock option agreements, (ii) provide for the cancellation of all such Options, effective at the Effective Time, without any payment therefor, except as otherwise provided in this Section 2.03(a), and (iii) terminate the Option Plans as of the Effective Time. Each such Option, to the extent unexercised immediately prior to the Closing, shall thereafter no longer be exercisable but shall entitle each holder thereof, in cancellation and settlement therefor, to a payment in cash (the “Option Payment”) equal to (1) the total number of shares of Common Stock subject to such Option immediately prior to its cancellation multiplied by (2) the amount of the excess (if any) of (A) the Common Equivalent Value over (B) the exercise price per share of Common Stock subject to such Option. Such Option Payment shall be net of Withholdings, if any, and without interest. Immediately prior to the Closing, the Parent shall deliver to the Company or, if so directed by the Company, the Company’s payroll processor, the aggregate amount of the Option Payments and the Company shall pay, or arrange for the Company’s payroll processor to pay, to each Option Holder, net of any applicable Withholdings, the Option Payment with respect to such Option. There shall be no adjustment to the Company’s Estimated or Closing Net Working Capital in respect of the Parent, the Company or the Company’s payroll processor making the Option Payments and paying the Withholdings in accordance with the foregoing. Prior to the Effective Time, the Company shall provide notice (subject to reasonable review by Parent) to each holder of Options describing the treatment of such Options in accordance with this Section 2.03.

Section 2.04 Restricted Stock. If any share of Company Common Stock outstanding immediately prior to the Effective Time is subject to a repurchase option or forfeiture in favor of the Company (any such shares, “Company Restricted Stock”), then, effective immediately prior to the Effective Time, any repurchase option or forfeiture restriction shall lapse.

Section 2.05 Senior Executive Indebtedness. Notwithstanding any other provision hereof, the amount payable pursuant to this Agreement to any Company Stockholder who is a Senior Executive Note Issuer shall be offset by the amount of such Company Stockholder’s Senior Executive Indebtedness as of the Closing Date, which amount shall be set forth on Schedule 2.05 (which Schedule shall be delivered at the Closing). Upon receipt of an executed Letter of Transmittal from each Company Stockholder that is a Senior Executive Note Issuer (which shall include such Senior Executive’s Note Issuer’s agreement to offset the amount of such Senior Executive Note Issuer’s Senior Executive Indebtedness set forth on Schedule 2.05 against the Merger Consideration otherwise payable to such Senior Executive Note Issuer), the Exchange Agent shall deliver the applicable amount of the Merger Consideration, net of such offset as set forth on Schedule 2.05, to such Company Stockholder, and upon such payment and offset, such Senior Executive Indebtedness shall be deemed paid in full. Prior to the Effective Time, the Company shall provide notice (subject to reasonable review by Parent) to each Senior Executive Note Issuer describing the treatment of the Senior Executive Indebtedness in accordance with this Section 2.05.

Section 2.06 Payment of Merger Consideration.

(a) Pursuant to an Exchange Agent Agreement (the “Exchange Agent Agreement”) in form and substance reasonably acceptable to the Company and Parent to be entered into prior to the Closing between Parent and Representative (the “Exchange Agent”), at the Closing, and subject to the terms and conditions set forth in this Agreement, Parent shall remit the Closing Merger Consideration to the Exchange Agent, Twenty Million Dollars ($20,000,000) of which shall be paid by Parent in the form of a Closing Promissory Note in the form attached hereto as Exhibit E (the “Closing Promissory Note”) executed by Parent and delivered to the Exchange Agent, and the balance of which shall be paid in cash in immediately available U.S. funds. All payments for shares of Common Stock and Options which are made in accordance with the terms hereof shall be deemed to have been made in full satisfaction of all rights pertaining to such Common Stock and Options, as the case may be.

(b) Promptly after entering into the Exchange Agent Agreement and before the Effective Time, the Company shall send or cause the Exchange Agent to send to each holder of certificates formerly evidencing shares of Common Stock (such holders, “Common Stockholders”, and such certificates evidencing shares of Common Stock, collectively, the “Certificates”) a notice and a Letter of Transmittal in the form attached hereto as Exhibit F (which shall (i) specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent, (ii) expressly ratify and confirm the appointment of the Representative as attorney-in-fact and agent for and on behalf of the applicable former Common Stockholders in accordance with Article 2 of this Agreement, (iii) to the extent not delivered to the Company at or prior to the Closing, provide instructions for execution of a Form 8023 (and any corresponding state and local Tax forms) by which the Common Stockholders shall join with Parent in making an election under Section 338(h)(10) of the Code (and any corresponding elections under state or local Tax law) (collectively, the “Section 338(h)(10) Elections”) with respect to the purchase of the Company Shares under this Agreement, (iv) shall contain each such Common Stockholder’s limited guaranty, on a several (but not joint) basis, of Excluded Claims pursuant to (and subject to the terms, conditions and limitations of) Section 9.05 hereof (the “Limited Guaranty”), and (v) otherwise be in customary form), advising such holders of such Certificates of the procedure for surrendering to the Exchange Agent their Certificates for exchange into the Per Share Merger Consideration and that delivery shall be effected, and risk of loss and title shall pass, only upon proper delivery to the Exchange Agent of the Certificates and a duly executed Letter of Transmittal and any other required documents of transfer. Upon surrender of their Certificates to the Exchange Agent together with such Letter of Transmittal (duly executed) and any other required documents of transfer, and no earlier than the Closing or receipt by the Exchange Agent of the cash proceeds of the Merger Consideration, as applicable, each Common Stockholder shall be entitled to receive in exchange therefor the Per Share Merger Consideration. Upon such surrender, and no earlier than the Closing or receipt by the Exchange Agent of the cash proceeds of the Merger Consideration, as applicable, the Exchange Agent shall promptly deliver to each such holder the applicable consideration due pursuant to this Section 2.06(b) in accordance with the instructions set forth in the related Letter of Transmittal, and the Certificates so surrendered shall promptly be cancelled. Until surrendered, the Certificates (other than those evidencing Dissenting Shares) shall be deemed for all purposes to evidence only the right to receive the consideration due pursuant to this Section 2.06(b), or, in the case of Dissenting Shares, the fair value of such Dissenting Shares in accordance with the VSCA. No interest shall accrue or be paid on any amount payable upon the surrender of the Certificates (other than Dissenting Shares to the extent required by the VSCA).

(c) If any portion of the Per Share Merger Consideration is to be paid to a Person other than the Person in whose name the surrendered Certificate is registered, it shall be a condition to such payment that (i) such Certificate shall be properly endorsed and (ii) the Person requesting such payment shall pay to the Exchange Agent any transfer or other Taxes required as a result of such payment to a Person other than the registered holder of such Certificate or establish to the reasonable satisfaction of the Exchange Agent that such Tax has been paid or is not payable.

Section 2.07 No Liability. None of Parent, Merger Sub, the Representative or the Surviving Corporation shall be liable to any Company Stockholder or Option Holder in respect of any Per Share Merger Consideration or Option Payment, as applicable, delivered to a public official as required by and pursuant to any applicable abandoned property, escheat or similar Applicable Law.

Section 2.08 Lost, Stolen and Destroyed Certificates. If any Certificate is lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed, the Surviving Corporation shall issue in exchange for such lost, stolen or destroyed Certificate, the Per Share Merger Consideration deliverable in respect thereof pursuant to this Agreement.

Section 2.09 Closing Net Working Capital Adjustment.

(a) Within one hundred twenty (120) days after the Closing Date, Parent shall prepare and deliver to the Representative a statement of the Closing Net Working Capital (the “Statement of Closing Net Working Capital”). The Statement of Closing Net Working Capital shall be based upon the books and records of the Company and its Subsidiaries and shall be prepared in accordance with the principles, policies, estimates and procedures set forth on Schedule 2.09 of the Company Disclosure Schedules. The Representative, and any accountants or advisors retained by the Representative, shall be permitted to review Parent’s working papers related to the preparation of such statements and the books and records of the Company and its Subsidiaries for the purposes of reviewing such statement.

(b) The Statement of Closing Net Working Capital shall be final and binding on the Parties unless the Representative shall, within thirty (30) days following the delivery of the Statement of Closing Net Working Capital, deliver to Parent written notice of any disagreement with such statement, which notice(s) shall describe the nature of any such disagreement in reasonable detail. If the Representative raises any objections within the aforesaid thirty (30) day period, then the Representative, on behalf of the Company Stockholders, and Parent shall attempt to resolve the disputed matter. If the Representative and Parent are unable to resolve all disagreements within thirty (30) days of receipt by Parent of a written notice of disagreement, or such longer period as may be agreed by Parent and the Representative, then, within ten (10) days thereafter, the Representative and Parent shall jointly select an arbiter from a nationally recognized independent public accounting firm that is not the independent auditor of any of Parent, the Company, the Surviving Corporation or any of their Subsidiaries; if Parent and the Representative are unable to select an arbiter within such time period, the American Arbitration Association shall make such selection (the Person so selected shall be referred to herein as the “Accounting Arbitrator”). The Accounting Arbitrator so selected shall consider only those matters set forth in the Statement of Closing Net Working Capital as to which Parent and the Representative have disagreed and must resolve such matters in accordance with the terms and provisions of this Agreement. In submitting a dispute to the Accounting Arbitrator, each of Parent and the Representative shall concurrently furnish, at its own respective expense, to each other and the Accounting Arbitrator such documents and information as the Accounting Arbitrator may request. Each of Parent and the Representative may also furnish to the Accounting Arbitrator such other information and documents as it deems relevant, with copies of such submission and all such documents and information being concurrently given to Parent or the Representative, as the case may be. Neither Parent nor the Representative shall have or conduct any communication, either written or oral, with the Accounting Arbitrator without the other of them either being present or receiving a concurrent copy of any written communication. The Accounting Arbitrator may conduct a conference concerning the objections and disagreements between the Representative and Parent, at which conference each of them shall have the right to (i) present its documents, materials and other evidence (previously provided to the Accounting Arbitrator and the other of them), and (ii) have present its advisors, accountants, counsel and other representatives. The Accounting Arbitrator shall resolve each item of disagreement based solely on the presentations and supporting material provided by Parent and the Representative and not pursuant to any independent review (the foregoing, however, shall not preclude the Accounting Arbitrator from independent research of facts or determining proper application of GAAP or the terms of this Agreement with respect to the subject matter of the objections and disagreement between Parent and the Representative). The Accounting Arbitrator shall issue a reasonably detailed written report that sets forth the resolution of all items in dispute and that contains a final Statement of Closing Net Working Capital, according to the dispute(s) noticed. Such report shall be final and binding upon the Parties. The Accounting Arbitrator may choose to circulate a preliminary report for the comment of Parent and the Representative. The fees and expenses of the Accounting Arbitrator incurred in connection with the determination of the disputed items by the Accounting Arbitrator shall be borne by the Representative and Parent in an amount proportionate to the amount contested and not awarded to such Party as it bears to the total amount contested by the Parties, as determined by the Accounting Arbitrator. Parent and the Representative shall, and Parent shall cause the Surviving Corporation to, cooperate fully with the Accounting Arbitrator and respond on a timely basis to all requests for information or access to documents or personnel made by the Accounting Arbitrator or by other Parties hereto, all with the intent to fairly and in good faith resolve all disputes relating to the Statement of Closing Net Working Capital as promptly as reasonably practicable.

(c) If the amount representing Closing Net Working Capital as reflected in the Statement of Closing Net Working Capital as finally determined in accordance with this Section 2.09 is less than the Estimated Closing Net Working Capital by more than Two Hundred Fifty Thousand Dollars ($250,000), the Merger Consideration shall be decreased on a dollar-for-dollar basis by the amount by which the Closing Net Working Capital is more than One Hundred Thousand Dollars ($100,000) less than the Estimated Closing Net Working Capital. If the amount representing Closing Net Working Capital as reflected in the Statement of Closing Net Working Capital as finally determined in accordance with this Section 2.09 is greater than the Estimated Closing Net Working Capital by more than Two Hundred Fifty Thousand Dollars ($250,000), the Merger Consideration shall be increased on a dollar-for-dollar basis by the amount by which the Closing Net Working Capital is more than One Hundred Thousand Dollars ($100,000) greater than the Estimated Closing Net Working Capital.

(d) If any adjustment under this Section 2.09 results in an aggregate reduction in the Merger Consideration, the Representative and Parent shall send, within five (5) Business Days after the final determination of the Closing Net Working Capital, joint written instructions to the Escrow Agent, instructing the Escrow Agent to distribute to Parent the amount of such reduction from the Escrowed Funds. Conversely, if any adjustment results in an aggregate increase in the Merger Consideration, Parent shall remit to the Exchange Agent the amount of such increase within five (5) Business Days after the final determination of the Closing Net Working Capital, and the Exchange Agent shall distribute such amount as additional Closing Merger Consideration to the Company Stockholders in accordance with Section 2.06.

Section 2.10 The Representative.

(a) Appointment of the Representative. By virtue of the adoption of this Agreement and approval of the Merger and the Transactions by the Common Stockholders, each Company Stockholder (regardless of whether or not such Company Stockholder votes in favor of the adoption of the Agreement and the approval of the Merger and the Transactions, whether at a meeting or by written consent in lieu thereof) shall be deemed to have appointed, effective from and after the approval of the Merger, Representative to act as his, her or its representative and true and lawful attorney-in-fact, with full power of substitution, in such holder’s name and on such holder’s behalf, under this Agreement in the absolute discretion of the Representative in accordance with the terms of this Section 2.10 and the Escrow Agreement. This power of attorney and all authority hereby conferred is irrevocable and shall not be terminated by any act of any such holder, by operation of law, by such holder’s death or disability or by any other event, except as expressly set forth herein. The Representative may be replaced upon the affirmative vote of the holders of a majority of the Common Stock as of the Closing. Any Person or entity appointed to replace a former Representative shall execute a statement agreeing to perform the duties set forth in this Agreement. The appointment of a replacement Representative shall become effective upon delivery of such statement to Parent and the Surviving Corporation.

(b) Authority After the Effective Time. From and after the Effective Time, the Representative shall be authorized to: (i) take all actions required by, and exercise all rights granted to, the Representative in this Agreement and the Escrow Agreement; (ii) receive all notices or other documents given or to be given to the Representative by Parent pursuant to this Agreement and the Escrow Agreement; (iii) negotiate, undertake, compromise, defend, resolve and settle any suit, proceeding or dispute under this Agreement and the Escrow Agreement; (iv) execute and deliver all agreements, certificates and documents required by the Representative in connection with any of the Merger and the Transactions; (v) engage special counsel, accountants and other advisors and incur such other expenses in connection with any of the Transactions; and (vi) take such other action as is necessary on behalf of the Company Stockholders in connection with this Agreement and the Escrow Agreement and the Merger and the Transactions, including, without limitation, all such other matters as the Representative may deem necessary or appropriate to carry out the intents and purposes of this Agreement and the Ancillary Documents.

(c) Expenses. The Representative shall be entitled to receive advances or reimbursement for any and all reasonable expenses, charges, liabilities and debts, including reasonable attorneys’ fees, incurred by the Representative in the performance or discharge of its rights and obligations under this Agreement. The Representative shall be entitled to collect such advances or reimbursement from the Escrowed Funds (up to $250,000) pursuant hereto and pursuant to the Escrow Agreement. All amounts paid from the Escrowed Funds to the Representative as reimbursements shall be treated as if paid by Parent, and shall constitute a reduction of the Merger Consideration.

(d) Release from Liability; Indemnification; Authority of Representative. By virtue of the adoption of this Agreement and the approval of the Merger and the Transactions by the Common Stockholders, each Company Stockholder shall be deemed to have (i) released the Representative from, and agreed to indemnify the Representative against, liability for any action taken or not taken by the Representative in its capacity as such Representative or as Exchange Agent, except for the liability of the Representative to a Company Stockholder for loss which such holder may suffer from fraud committed by the Representative in carrying out its duties hereunder, and (ii) appointed, as of such approval, the Representative as such Company Stockholder’s true and lawful agent and attorney-in-fact to enter into any agreement in connection with the Merger and the Transactions, to exercise all or any of the powers, authority and discretion conferred on such Company Stockholder under any such agreement, to give and receive notices on such Company Stockholder’s behalf and to be such Company Stockholder’s exclusive representative with respect to any matter, suit, claim, action or proceeding arising with respect to any transaction contemplated by such agreement, including, without limitation, the defense, settlement or compromise of any claim, action or Proceeding for which Parent or the Surviving Corporation may be entitled to indemnification. All actions, decisions and instructions of the Representative shall be conclusive and binding upon all of the Company Stockholders.

(e) Acceptance. By executing this Agreement, the Representative agrees to act as, and to undertake the duties and responsibilities of, the Representative as set forth in this Agreement.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in the disclosure schedules delivered by the Company to Parent on the date hereof (the “Company Disclosure Schedules”), the Company represents and warrants as of the date hereof to Parent and Merger Sub as follows:

Section 3.01 Corporate Existence and Power. The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the Commonwealth of Virginia. The Company is duly qualified to do business as a foreign corporation and is in good standing in each other jurisdiction where the transaction of its business requires such qualification, except where the lack of such qualification would not have, individually or in the aggregate, a Material Adverse Effect on the Company. The Company has heretofore made available to Parent true and complete copies of the Company Certificate and bylaws of the Company as currently in effect.

Section 3.02 Corporate Authorization. The execution, delivery and performance by the Company of this Agreement and any Ancillary Document to which the Company is a party and the consummation by the Company of the Merger and the Transactions are within the Company’s corporate powers and, except for the approval of the Merger by the affirmative vote of the holders of at least two-thirds of the outstanding shares of Voting Common Stock and at least two-thirds of the outstanding shares of Non-Voting Common Stock, each in accordance with the terms of the VSCA, the Company Articles of Incorporation and the bylaws of the Company (the “Requisite Stockholder Approval”), have been duly authorized by all necessary corporate action on the part of the Company. The Requisite Stockholder Approval is the only vote of the holders of any of the Company’s capital stock necessary in connection with the consummation of the Merger and the Transactions. This Agreement constitutes a valid and legally binding agreement of the Company, enforceable in accordance with its terms and conditions, subject to Applicable Laws of general application relating to public policy, bankruptcy, insolvency and the relief of debtors and Applicable Laws governing specific performance, injunctive relief and other equitable remedies.

Section 3.03 Capitalization. As of the date hereof, the authorized capital stock of the Company consists of 5,005,500 shares of Common Stock of which (i) 5,500 shares are Voting Common Stock and 5,000,000 shares are Non-Voting Common Stock, (ii) 4,000 shares of Voting Common Stock are issued and outstanding and 1,349,424 shares of Non-Voting Common Stock are issued and outstanding and (iii) 1,947,361 shares of Non-Voting Common Stock are reserved for issuance pursuant to the Option Plans of which 1,685,715 shares of Non-Voting Common Stock are reserved for issuance pursuant to outstanding Options. All outstanding shares of Common Stock of the Company are duly authorized, validly issued, fully paid and nonassessable. The Company does not have any outstanding bonds, debentures, notes or other obligations, the holders of which have the right to vote (or which are convertible into or exercisable for securities having the right to vote) with the Company Stockholders on any matter, and except as set forth on Schedule 3.03 of the Company Disclosure Schedules, there are no options, warrants, or other rights (including preemptive rights) or agreements, arrangements, or commitments of any character, whether or not contingent, relating to issued or unissued Common Stock or obligating the Company to issue, redeem, repurchase or otherwise acquire any share of Common Stock, or other equity interest in, the Company. Schedule 3.03 of the Company Disclosure Schedules sets forth, as of the date hereof, each of the Company Stockholders and the number of shares of Common Stock owned by such Company Stockholder, and each of the Option Holders, the number of shares of Common Stock subject to Options owned by such Option Holder and the exercise price per share of any such Options. No Subsidiary of the Company owns any shares of Common Stock of the Company.

Section 3.04 Governmental Authorization. The execution, delivery and performance by the Company of this Agreement and any Ancillary Document to which the Company is party and the consummation by the Company of the Merger and the Transactions require no action by or in respect of, or filing with, any Governmental Body, other than (i) the filing of the Articles of Merger with the State Corporation Commission of Virginia pursuant to the VSCA, and the issuance by the State Corporation Commission of Virginia of the Certificate of Merger, (ii) compliance with any applicable requirements of the HSR Act, (iii) compliance with any applicable requirements of any applicable securities laws, whether federal, state or foreign, and (iv) any actions or filings the absence of which would not have, individually or in the aggregate, a Material Adverse Effect on the Company or materially impair the ability of the Company to consummate the Merger and the Transactions.

Section 3.05 Noncontravention. Assuming that all filings, registrations, Permits, authorizations, consents and approvals contemplated by Section 3.04 have been duly made or obtained, as applicable, neither the execution and delivery of this Agreement or any other Ancillary Document to which the Company is party, nor the consummation of the Merger and the Transactions, will (i) assuming the Requisite Stockholder Approval is obtained, violate any provision of the charter, bylaws or other governing documents of the Company or any of its Subsidiaries, (ii) assuming the approvals set forth on Schedule 3.05 of the Company Disclosure Schedules are obtained, result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, amendment, cancellation or acceleration) under any of the terms of any note, bond, mortgage, indenture, license, contract, lease, or other instrument or obligation to which the Company or any of its Subsidiaries is a party (or result in the imposition of any Encumbrance (other than Permitted Encumbrances) upon any of its assets) or (iii) violate in any material respect any Applicable Law or Order applicable to the Company or any of its Subsidiaries; other than in the case of (ii) above, any violation, conflict, breach, default, acceleration, termination, modification, cancellation or notice that, individually or in the aggregate, would not have a Material Adverse Effect on the Company.

Section 3.06 Subsidiaries.

(a) Each Subsidiary of the Company is duly formed, validly existing and, to the extent applicable, in good standing under the laws of its jurisdiction of formation. Each such Subsidiary is duly qualified to do business as a foreign company and is in good standing in each other jurisdiction where the transaction of its business requires such qualification, except where the lack of such qualification would not have, individually or in the aggregate, a Material Adverse Effect on the Company or such nonqualified Subsidiary. All Subsidiaries of the Company and their respective jurisdictions of formation are identified in Schedule 3.06(a) of the Company Disclosure Schedules.

(b) Except as set forth on Schedule 3.06(b) of the Company Disclosure Schedules, all of the outstanding capital stock of, or other voting securities or ownership interests in, each Subsidiary of the Company is owned by the Company or by one of its Subsidiaries, free and clear of any Encumbrance (other than Permitted Encumbrances). Except as set forth on Schedule 3.06(b) of the Company Disclosure Schedules, there are no outstanding (i) securities of the Company or any of its Subsidiaries convertible into or exchangeable for shares of capital stock or other voting securities or ownership interests in any Subsidiary of the Company or (ii) options or other rights to acquire from the Company or any of its Subsidiaries, or other obligation of the Company or any of its Subsidiaries to issue, any capital stock or other voting securities or ownership interests in, or any securities convertible into or exchangeable for any capital stock or other voting securities or ownership interests in, any of its Subsidiaries (the items in clauses (i) and (ii) being referred to collectively as the “Company Subsidiary Securities”). There are no outstanding obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any of the Company Subsidiary Securities.

(c) Other than the Subsidiaries of the Company, neither the Company nor any Subsidiary of the Company owns, directly or indirectly, any shares of capital stock or other equity or ownership interests in, any other Person (collectively, “Third Party Interests”). Neither the Company nor any Subsidiary of the Company has any rights to, or is bound by any commitment or obligation to, acquire by any means, directly or indirectly, any Third Party Interests or to make any investment in, or contribution or advance to, any Person.

Section 3.07 Financial Statements.

(a) Attached to Schedule 3.07(a) of the Company Disclosure Schedules are true and correct copies of the following: (i) the audited consolidated balance sheet as of December 31, 2006 and the related audited consolidated statements of income and cash flows for the year ended December 31, 2006 and (ii) the unaudited interim consolidated balance sheet (the “Company Balance Sheet”) as of September 30, 2007 (the “Company Balance Sheet Date”) and the related unaudited interim consolidated statements of income for the nine (9) month period ended September 30, 2007 of the Company and its Subsidiaries (collectively, the “Company Financial Statements”).

(b) Except as indicated on Schedule 3.07(b) of the Company Disclosure Schedules or in the Company Financial Statements (including any notes thereto), the Company Financial Statements, in the case of any balance sheet included in the Company Financial Statements, fairly present in all material respects the consolidated financial position of the Company and its Subsidiaries as of the date thereof and, in the case of any income statement or statement of cash flows included in the Company Financial Statements, fairly present in all material respects the consolidated results of operations or cash flows, as applicable, of the Company and its Subsidiaries for the periods then ended, all in accordance with GAAP as of the dates or during the periods covered thereby (except, in the case of unaudited Company Financial Statements, for the absence of footnotes thereto and normal year-end adjustments).

Section 3.08 Events Subsequent.

(a) Except as set forth in Schedule 3.08, since the Company Balance Sheet Date through the date hereof, there has not been any Material Adverse Effect on the Company, and, except for the Transactions, the Company and its Subsidiaries have been operated only in the Ordinary Course of Business.

(b) Except as set forth in Schedule 3.08, since the Company Balance Sheet Date through the date hereof, there has not been any:

(i) damage, destruction or other casualty, whether or not covered by insurance, materially affecting the Company and its Subsidiaries or any assets material to the business owned, held or used by the Company and its Subsidiaries;

(ii) transaction or commitment made, or Contract entered into, by the Company or any Subsidiary, or termination or amendment by the Company or any Subsidiary of any Contract, in either case, which is material to the Company and its Subsidiaries, other than transactions, commitments, Contracts, terminations or amendments made in the Ordinary Course of Business;

(iii) sale or other disposition of assets that are owned, held or used by the Company or any Subsidiary other than in the Ordinary Course of Business;

(iv) cancellation, compromise, settlement, waiver or release by the Company or any Subsidiary (x) other than in the Ordinary Course of Business of any Proceeding (or a series of related Proceedings) or (y) involving an amount in excess of One Hundred Thousand Dollars ($100,000) in the aggregate;

(v) (A) increase in the compensation or fringe benefits of any present or former director, officer, employee or consultant of the Company or any Subsidiary (except for increases in salary or wages in the Ordinary Course of Business), (B) grant of any severance or termination pay to any present or former director, officer or employee of the Company or any Subsidiary, (C) establishment, adoption, entrance into, amendment or termination of any Employee Plan or collective bargaining agreement (other than as may be required by the terms of an existing Employee Plan or collective bargaining agreement, or as may be required by Applicable Law or in order to maintain its qualification under Section 401 and 501 of the Code or to provide for the effects of Section 409A of the Code), in the case of each of the clause (A), (B) or (C) above, other than in the Ordinary Course of Business or as may be required under Applicable Law; or

(vi) agreement, whether in writing or otherwise, to do any of the foregoing.

Section 3.09 No Undisclosed Liabilities. There are no liabilities or obligations of the Company or any of its Subsidiaries of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise, which are of a nature that are required to be reflected in a balance sheet prepared in accordance with GAAP, other than (i) the liabilities, obligations, conditions or circumstances disclosed and provided for in the Company Balance Sheet, (ii) liabilities or obligations incurred or arising in the Ordinary Course of Business since the Company Balance Sheet Date or in connection with the consummation of Transactions, (iii) the liabilities, obligations, conditions or circumstances which are of a subject matter covered by any of the other representations and warranties set forth in this Agreement, and (iv) the liabilities or obligations disclosed in Schedule 3.09 of the Company Disclosure Schedules.

Section 3.10 Taxes.

(a) The Company and each of its Subsidiaries have filed (or have had filed on their behalf) all material Tax Returns required to have been filed. The Company and its Subsidiaries have not requested or obtained any extension of time within which to file any Tax Return, which Tax Return has not since been filed. All material Taxes required to have been paid by the Company and its Subsidiaries (whether or not shown on any Tax Return) have been paid or are currently being disputed in good faith.

(b) Except as set forth on Schedule 3.10, there is no audit or other proceeding presently pending or, to the Knowledge of the Company, threatened with regard to any Tax matter concerning the Company and its Subsidiaries. Neither the Company nor any of its Subsidiaries has received a written ruling from any Taxing Authority relating to any Tax or entered into a written agreement with a Taxing Authority relating to any Tax that would have continuing effect with respect to any taxable period for which the Company or any of its Subsidiaries, respectively, has not filed a Tax Return, and there are no requests for issuance of such a ruling pending on behalf of the Company or any of its Subsidiaries.

(c) Neither the Company nor any of its Subsidiaries, nor any person on behalf of the Company or its Subsidiaries, has waived any statute of limitations or agreed to any extension of time that has continuing effect with respect to assessment or collection of any Tax for which the Company or its Subsidiaries may be held liable.

(d) Neither the Company nor any of its Subsidiaries is a party to any contract or arrangement covering any current or former employee or consultant of the Company or any of its Subsidiaries that would require it to make or give rise to any payment in connection with the Merger and the Transactions that would constitute an “excess parachute payment” within the meaning of Section 280G of the Code.

(e) The Company has not been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code at any time during the preceding five (5) years.

(f) Neither the Company nor any of its Subsidiaries is or has been a party to any Tax allocation, Tax sharing or similar agreement or arrangement the principal purpose of which is or was the allocation of Tax liabilities computed on a consolidated, combined, unitary or similar basis (a “Group Return”) among entities that have been or will be required to compute their Tax liability by filing on such a basis, other than such an agreement solely among the

Company and its Subsidiaries. Neither the Company nor any of its Subsidiaries (i) has been a member of an “affiliated group” (within the meaning of Section 1504 of the Code) filing a consolidated federal income Tax Return, or included or required to be included in any other group of entities filing or required to file any other type of Group Return, other than a group that included no entity other than the Company and any of its Subsidiaries, that would cause the Company or any of its Subsidiaries to be liable for Taxes under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local, or foreign law), or (ii) is liable for Taxes of another Person having liability on the basis described in (i) either by contract or by reason of being a transferee or successor of such a Person.

(g) Neither the Company nor any of its Subsidiaries has, in the two (2) years preceding the date of this Agreement, constituted (or has been included, or is required to be included, in a Tax Return for a group of entities filing income Tax Returns on a consolidated, combined, unitary or similar basis during a taxable period that included another corporation which constituted during such taxable period) either a “distributing corporation” or a “controlled corporation” within the meaning of Section 355(a)(1)(A) of the Code in a distribution qualifying (or intended to qualify) under Section 355 of the Code (or so much of Section 356 as relates to Section 355).

(h) The Company has at all times since January 1, 1998 been a “small business corporation” within the meaning of Section 1361(b) of the Code and has had in effect at all times during its existence a valid election under Section 1362(a) of the Code, and has validly been treated in a similar manner for purposes of the income tax laws of all states in which it has been subject to taxation where such treatment is legally available. Schedule 3.10(h) of the Company Disclosure Schedules identifies each Subsidiary of the Company that is a “qualified subchapter S subsidiary” within the meaning of Section 1361(b)(3)(B) of the Code. Each Subsidiary so identified has been a “qualified subchapter S subsidiary” at all times since the date shown on such schedule. Other than in connection with this Agreement, none of the Company or its stockholders have taken or omitted or caused to be taken or omitted to be taken any actions which would cause the Company to cease to be treated prior to the Effective Time as a “small business corporation” within the meaning of Section 1361(b) of the Code for federal and applicable state and local income tax purposes.

(i) Schedule 3.10(i) of the Company Disclosure Schedules identifies all income Tax Returns that each of the Company and its Subsidiaries, since becoming owned by the Company, has filed for taxable periods ending after December 31, 2003, and the taxable period covered by each such Tax Return, and identifies those Tax Returns or periods that have been audited by a Taxing Authority. The Company has made available to Parent complete and accurate copies of all of the following materials: (i) all income Tax Returns filed by or with respect to the Company and its Subsidiaries, since becoming owned by the Company, that relate to taxable periods ending after December 31, 2003, (ii) all examination reports relating to Taxes of the Company and its Subsidiaries, since becoming owned by the Company, issued after December 31, 2003, and (iii) all statements of Taxes assessed after December 31, 2003, against the Company and its Subsidiaries, since becoming owned by the Company, in excess of amounts shown on Tax Returns filed for the relevant taxable period before such assessment.

Section 3.11 Properties.

(a) Neither the Company nor any of its Subsidiaries own any Real Property.

(b) Schedule 3.11(b) of the Company Disclosure Schedules lists the addresses of all Real Property leased (the “Leased Real Property”) by the Company or any of its Subsidiaries as of the date hereof and lists each lease agreement to which the Company or any of its Subsidiaries is a party with respect to the Leased Real Property. Schedule 3.11(b) of the Company Disclosure Schedules further identifies the Leased Real Property which is subject to a lease or sublease providing for annual base fixed rentals of at least One Hundred Thousand Dollars ($100,000) as of the date hereof (each a “Material Lease,” and each such Leased Real Property, a “Material Leased Real Property”). The Company has made available to Parent copies of all of the Material Leases, and all written modifications, amendments and supplements thereto which copies are true and complete in all material respects. Except as disclosed on Schedule 3.11(b) of the Company Disclosure Schedules:

(i) each of the Material Leases was made in the Ordinary Course of Business and is valid, binding and currently in full force and effect;

(ii) to the Knowledge of the Company, no material default or material preemptive right by any landlord under any Material Lease, after applicable grace periods, if any, exists as of the date hereof;

(iii) the Company has not received any written notice alleging a material default by the Company or any of its Subsidiaries under any Material Lease and (A) there are no material defaults by the Company or any of its Subsidiaries under any Material Lease that would entitle a landlord thereunder to terminate such Material Lease, and (B) to the Knowledge of the Company, no event has occurred which, through the passage of time or the giving of notice, or both, would constitute a material default by the Company or any of its Subsidiaries;

(iv) neither the Company nor any of its Subsidiaries is obligated to pay any leasing or brokerage commission relating to any Material Lease or upon the renewal of any Material Lease; and

(v) no construction, alteration or other leasehold improvement work with respect to any of the Material Leases remains to be paid for or to be performed by the Company or any of its Subsidiaries.

(c) Schedule 3.11(c) of the Company Disclosure Schedules attached hereto sets forth a true, correct and complete list of all items of tangible personal property owned by the Company or any of its Subsidiaries as of the date hereof having either a net book value per unit or an estimated book value per unit in excess of Twenty-Five Thousand Dollars ($25,000); or not owned by the Company or any of its Subsidiaries but in the possession of or used or useful in the business of the Company or any of its Subsidiaries and having rental payments therefor in excess of Five Thousand Dollars ($5,000) per month or Sixty Thousand Dollars ($60,000) per year (collectively, the “Personal Property”). The Company and each of its Subsidiaries have good and valid title to, or a valid leasehold interest in, all of their Personal Property and assets shown on the Company Balance Sheet or acquired by any of them after the date of the Company Balance Sheet, free and clear of any Encumbrances, except for (i) assets which have been disposed of since the date of the Company Balance Sheet in the Ordinary Course of Business, (ii) Encumbrances reflected in the Company Balance Sheet, (iii) Encumbrances related to the Lender Debt, all of which will be released or extinguished as of the Effective Time, and (iv) Permitted Encumbrances.

(d) The continued use, occupancy and operation of the Leased Real Property as currently used, occupied and operated by the Company or any of its Subsidiaries, do not, to the Knowledge of the Company, violate any material applicable building, zoning, subdivision, other land use and similar laws, regulations and ordinances or any material license, franchise, permit, certificate, approval or other similar authorization of a Governmental Body.

(e) No representation or warranty is made in this Section 3.11 with respect to any Company Intellectual Property that is the subject of Section 3.18.

Section 3.12 Government Contracts.

(a) Government Contracts and Bids. Schedule 3.12 (a) lists all: (i) Government Contracts the period of performance of which has not yet expired or terminated and for which final payment has not yet been received and there is a reasonable likelihood of payment or financial liability greater than $500,000 thereunder (the “Current Government Contracts”); (ii) quotations, bids and proposals for awards of new Government Contracts in the amount of $500,000 or more made by the Company for which no award has been made and for which the Company believes there is a reasonable prospect that such an award to the Company may yet be made (the “Current Government Contract Bids”); and (iii) Current Government Contracts pursuant to which the Company is now experiencing cost, schedule, technical or quality problems that would reasonably be expected to result in liability of the Company (or its successors in interest) in the amount of $500,000 or more to a Governmental Body, a prime contractor or a higher-tier subcontractor. With respect to each Current Government Contract, Schedule 3.12(a) accurately lists (A) the contract number; (B) the award date and (C) the contract end date. With respect to each such Current Government Contract Bid, Schedule 3.12(a) accurately lists: (A) the request for proposal (RFP) number; (B) the date of submission of the Current Government Contract Bid; (C) the expected award date, if known; (D) the estimated period of performance; and (E) the estimated value based on the proposal, if any. The Company has made available to Buyer true and complete copies of all Current Government Contracts and of all Current Government Contract Bids, including any and all amendments and other modifications thereto and has provided access to Buyer to true and correct copies of all documentation related thereto requested by Buyer, except where the Company is precluded from doing so under applicable Government security restrictions, if any. Except as described in Schedule 3.12(a), to the Company’s Knowledge, all of the Current Government Contracts were legally awarded, are binding on the parties thereto, and are in full force and effect. Except as set forth in Schedule 3.12(a), the Current Government Contracts (or, where applicable, the prime Government Contracts under which the Current Government Contracts were awarded) are not, as of the date of this Agreement, the subject of bid or award protest proceedings, and no Person has notified the Company in writing that any Governmental Body, prime contractor or higher-tier subcontractor under a Government Contract intends to seek the Company’s agreement to lower rates under any of the Government Contracts.

(b) Compliance with Contract Requirements. Except as set forth in Schedule 3.12(b) and except for any instances of non-compliance or inaccuracies in any of the representations, certifications and warranties referenced in clause (iii) below, that would not have, either individually or in the aggregate, a Material Adverse Effect on the Company, (i) the Company has fully complied in all material respects with all terms and conditions of each Government Contract and Current Government Contract Bid to which it is a party, and has performed in all material respects all obligations required to be performed by it thereunder; (ii) the Company has complied in all material respects with all statutory and regulatory requirements, including without limitation the Armed Services Procurement Act, the Federal Procurement and Administrative Services Act, the Federal Acquisition Regulation, any applicable agency specific acquisition regulation and related cost principles and the Cost Accounting Standards, where and as applicable to each of the Current Government Contracts and the Current Government Contract Bids; (iii) the representations, certifications and warranties made by the Company with respect to the Government Contracts or Current Government Contract Bids were accurate in all material respects as of their effective dates and the Company has complied with all such certifications. Except as set forth in Schedule 3.12(b), the Company has not received in writing a substantially adverse or negative government past performance evaluation or rating for the past five (5) years.

(c) Notice of Non-Compliance. Except as set forth in Schedule 3.12(c), with respect to the Current Government Contracts, no Governmental Body, prime contractor or higher-tier subcontractor under a Government Contract or any other person has notified the Company, in writing, of any actual or alleged violation or breach of any statute, regulation, representation, certification, disclosure obligation, contract term, condition, clause, provision or specification, that have not heretofore been resolved, including, without limitation, the Procurement Integrity Act, the Service Contract Act, the Trade Agreement Act and the Buy American Act, where such violation or breach, either individually or in the aggregate, is expected to have a Material Adverse Effect on the Company.

(d) No Preferential Status Awards. To the Knowledge of the Company, except as set forth in Schedule 3.12(d), no Current Government Contract of the Company under which the payments to the Company exceed or are reasonably expected to exceed $500,000 or none of the Current Government Contract Bids were solicited and awarded based on the Company’s small business status, small disadvantaged business status, protégé status, or other preferential status. Each representation and/or certification, if any, made by Company that it was a small business concern and/or was qualified for other preferential status in each of such Current Government Contracts or Current Government Contract Bids was current and accurate as of its effective date.

(e) Charge Codes. Schedule 3.12(e) lists the Company’s current project charge codes, and with respect to each such charge code, Schedule 3.12(e) accurately lists: (A) the customer’s contract number corresponding to the charge code; (B) the corresponding project name; (C) the funded date; and (D) inception to October 31, 2007 funding.

(f) False Claims, Defective Pricing and Requests for Pricing Reductions. The Company has taken no action (to the Knowledge of the Company), and the Company is not a party to any litigation, in each case that would reasonably be expected to cause (i) liability under the False Claims Act, (ii) price adjustment under the Truth in Negotiations Act, or (iii) any other reduction in the price of any Government Contracts.

(g) Termination for Default or Convenience. Except as described in Schedule 3.12(g), (i) the Company has not received any written or, to the Company’s Knowledge, oral show cause, cure, deficiency, default or similar notice relating to the Current Government Contracts; (ii) no termination for default, and no written cure notice or show cause notice has been issued or, to the Knowledge of the Company, threatened, and remains unresolved with respect to any Government Contract or Current Government Contract Bid; (iii) no past performance evaluation received by the Company in writing with respect to any such Government Contract has set forth a default or other failure to perform thereunder or termination or default thereof that is material and unresolved; (iv) there has not been any material withholding or setoff under any Current Government Contract; and (v) none of the execution, delivery or performance of this Agreement and the Articles of Merger does or will conflict with or result in a breach of or default under any Government Contract or cause a termination of any Government Contract due to loss of preferential status. The Company has not received any written notice terminating any of the Current Government Contracts for convenience or expressing an intent to terminate any of the Current Government Contracts for convenience.

(h) Disputes and Claims. Except as set forth on Schedule 3.12(h), Company has not received any written notice of any outstanding material claims or material contract disputes to which Company is a party (i) relating to the Government Contracts or Current Government Contract Bids and involving either a Governmental Body, any prime contractor, any higher-tier subcontractor, vendor or any third party; or (ii) relating to the Government Contracts under the Contract Disputes Act or any other applicable federal statute in each case that, if resolved unfavorably to the Company, would reasonably be expected to materially increase the Company’s cost to complete the performance of the applicable Current Government Contract.

(i) Suspension and Debarment. Except as set forth in Schedule 3.12(i), none of the Company, any Company Affiliate, or any of Company’s current managers, directors, officers or, to the Company’s Knowledge, employees, in connection with the performance of the duties for or on behalf of Company or a Company Affiliate, is, or during the last ten (10) years has been, debarred, suspended, proposed in writing for suspension or debarment from bidding on any Government Contract, declared in writing to be nonresponsible or ineligible, or otherwise excluded from participation in the award of any Government Contract or for any reason been listed on the List of Parties Excluded from Federal Procurement and Non-procurement Programs. Within the last four (4) years, no debarment, suspension or exclusion proceeding has been initiated against Company, any Company Affiliate or any of their respective directors, officers or, to the Company’s Knowledge, no circumstances exist that would cause suspension or debarment of the Company, any Company Affiliate or any of their respective managers, directors, officers or employees in connection with the performance of the duties for or on behalf of Company or any Company Affiliate.

(j) Responsibility Determinations. No determination of nonresponsibility has been issued in writing against the Company (and delivered to the Company) during the past five (5) years with respect to any quotation, bid or proposal for a Government Contract.

(k) Audits, Investigations and Enforcement Actions. Except as described in Schedule 3.12(k), and except in the ordinary course of business, in the past five (5) years, (i) the Company has not received written notice of (or to the Company’s Knowledge undergone and is not currently undergoing), any audit, review, inspection, investigation, survey or examination of records relating to any Government Contracts; (ii) to the Company’s Knowledge, no such audit, review, inspection, investigation or survey or examination of records is pending or, to the Company’s Knowledge, threatened; (iii) the Company has not received any official notice in writing that it is or was being specifically audited or investigated by the General Accounting Office, the Defense Contract Audit Agency of the United States Government (the “DCAA”), any state or federal agency Inspector General, the contracting officer with respect to any Government Contract, or the Department of Justice (including any United States Attorney) that remains unresolved; and (iv) the Company has not received any written notice or otherwise acquired Knowledge that any audit, review, inspection, investigation, survey or examination of records described in Schedule 3.12(k), has revealed any fact, occurrence or practice which would reasonably be expected to have a Material Adverse Effect on the Company.

(l) Internal Investigations. The Company has not made any disclosure in writing to any Governmental Body or other customer or prime contractor or higher-tier subcontractor related to any suspected, alleged or possible violation of a material contract requirement by the Company or any of its directors, officers or employees, any apparent or alleged material irregularity, misstatement or omission that remains unresolved relating to any Government Contract or Current Government Contract Bid, or any material violation of Law or regulation applicable to any Government Contract or Current Government Contract Bid.

(m) No Violations. Except as set forth in Schedule 3.12(m), neither the Company nor any Company Affiliate has been charged with, or received or been advised in writing of any charge, investigation, claim or assertion of, nor has Company or any Company Affiliate, or any of their respective directors, officers or (to the Company’s Knowledge) employees in their capacities as such, been subject of any criminal indictment or information, lawsuit, subpoena, civil investigative demand, discovery request, administrative proceeding, voluntary disclosure, claim, dispute, mediation or arbitration, by any Governmental Body, that is currently pending or remains unresolved with regard to, any material violation of any requirement pertaining to a Current Government Contract or Current Government Contract Bid, including material violations of any statutory or regulatory requirements or material violations of any Laws relating thereto.

(n) No Litigation. To the Knowledge of the Company, there are no facts currently in existence that would be reasonably likely to result in any material liability of the Company to a Governmental Body as a result of defective cost and pricing data submitted to the Governmental Body. The Company is not participating in any pending claim and, to the Knowledge of the Company no potential claim exists under the Contract Disputes Act against the United States Government or any prime contractor, subcontractor or vendor arising under or relating to any Government Contract or Current Government Contract Bid.

(o) DCAA-Approved Rates. The Company’s billing is in accordance with its accounting system and billing practices. The Company’s accounting system has been deemed adequate for the accumulation, reporting, and billing of government costs by DCAA.

(p) National Security Obligations. Company is in compliance in all material respects with all applicable national security obligations, including those specified in the National Industrial Security Program Operating Manual, DOD 5220.22-M (January 1995), and any supplements, amendments or revised editions thereof (the “NISPOM”).

(q) No Events or Omissions. As of the date hereof, to the knowledge of the Company, there are no facts in existence that (i) would constitute a liability required by GAAP to be reflected on a balance sheet of the Company as of the date hereof and (ii) constitute (x) any claims against the Company by a Governmental Body or prime contractor, subcontractor, vendor or other third party arising under or relating to any Government Contract or Current Government Contract Bid; or (y) a dispute between the Company and a Governmental Body or any prime contractor, subcontractor, vendor or other third party arising under or relating to any Government Contract or Current Government Contract Bid.

(r) Losses and Cost Overruns; No Improper Payments. Except as set forth on Schedule 3.12(r), no Current Government Contract has incurred or is incurring losses or cost overruns in an amount exceeding $100,000. No payment has been made by Company or (to the Company’s Knowledge) by a Person acting on Company’s behalf, to any Person (other than to any bona fide employee or agent of Company, as defined in subpart 3.4 of the Federal Acquisition Regulation) which is or was unlawfully contingent upon the award of any Current Government Contract or which would otherwise be in violation of any applicable procurement law or regulation or any other Laws.

(s) No Assignment of Contracts. Except as set forth on Schedule 3.12(s), in the past five (5) years, the Company has not assigned or otherwise conveyed or transferred, or agreed to assign, to any Person, any Government Contracts, or any account receivable relating thereto, whether a security interest or otherwise.

(t) No Claims Under Warranties and Guarantees. Company represents that, except as may be set forth in Schedule 3.12(t) or as could not reasonably be expected to have a Material Adverse Effect on the Company, (i) no written claims, or claims threatened in writing, exist against Company with respect to express warranties and guarantees contained in any Current Government Contracts on products or services provided by the Company; (ii) no such claims have been made against Company which are unresolved; (iii) no amendment has been made to any written warranty or guarantee contained in any Current Government Contract that would reasonably be expected to result in a Material Adverse Effect on the Company; and (iv) to the Knowledge of the Company, the Company has not taken any action which would result in any material liability under any written warranty or guarantee contained in any Government Contract.

(u) Facility Security Clearances. Except to the extent prohibited by applicable Law, Schedule 3.12(u) sets forth all facility security clearances held by Company.

(v) No Violation of Revolving Door and Similar Restrictions. Neither the Company nor any of the officers or, to the Company’s Knowledge, employees or agents of Company have violated in any material respect any legal, administrative or contractual restriction concerning the employment of (or discussions concerning possible employment with) current or former officials or employees of a state, local or federal government (regardless of the branch of government), including (not limited to) the so-called “revolving door” restrictions set forth at 18 U.S.C. § 207.

(w) No Violation of the FCPA. Neither the Company nor any of the employees (to the Company’s Knowledge), officers or (to the Company’s Knowledge) agents of the Company have committed (or taken any action to promote or conceal) any violation of the Foreign Corrupt Practices Act, 15 U.S.C. § 78dd-1, -2.

(x) Costs Allowable. Except to the extent the aggregate amount of disallowed costs would not exceed $100,000 per fiscal year in which such costs were incurred, since January 1, 2005, (i) all costs (both direct costs and indirect costs) that have been charged to the Company pursuant to any existing subcontract agreements shall be allowable in accordance with applicable cost accounting standards, (ii) no incurred direct costs and/or indirect costs shall be disallowed in excess of $100,000, and (iii) all Company costs (both direct costs and/or indirect costs) that have been charged to any Government Contract shall be allowable in accordance with applicable cost accounting standards (except for costs properly charged to a reserve account appearing on the Company Balance Sheet).

(y) Security Clearance. To the best of the Company’s Knowledge, the Defense Security Service and any other Governmental Body responsible for the maintenance of the Company’s security clearances has not made any claim or proceeding against the Company alleging any material noncompliance with the NISPOM.

Section 3.13 Other Material Contracts.

(a) Schedule 3.13(a) of the Company Disclosure Schedules lists all of the following written Contracts to which the Company or any of its Subsidiaries is a party (other than Government Contracts, Government Bids and Material Leases): (i) any Contract the performance of which requires payment by or to the Company or any of its Subsidiaries during the next twelve (12) months in excess of One Hundred Thousand Dollars ($100,000), (ii) any Contract concerning the establishment by the Company or any Subsidiary of a partnership, joint venture or similar arrangement, including any Subsidiary, and any Contract between the Company or any Subsidiary of the Company, on the one hand, and any Subsidiary of the Company on the other hand, (iii) any Contract containing a non-competition clause that purports to limit or restrict in any material respect the ability of the Company to compete in any particular line of business or jurisdiction, (iv) any Contract for the acquisition of capital stock or all or substantially all assets of another Person or a division thereof (whether by merger, stock or asset purchase) entered into after December 31, 2004, (v) any Contract regarding dispositions of any assets of the Company or any Subsidiary other than the sale of inventory in the Ordinary Course of Business or with a value less than One Hundred Thousand Dollars ($100,000) and (vi) any Contract entered into after December 31, 2006 (or entered into at any time under which the Company has continuing performance obligations) involving any resolution or settlement of any actual or threatened Proceeding with a value of greater than One Hundred Thousand Dollars ($100,000). All of the Contracts required to be listed in Schedule 3.13(a) of the Company Disclosure Schedules hereto are referred to in this Agreement as the “Material Contracts.” The Company has made available to Parent a correct and complete copy of each Material Contract which copies are true and complete in all material respects.

(b) All of the Material Contracts are valid, binding and currently in full force and effect. Neither the Company nor any of its Subsidiaries is in material default under any of the Material Contracts, and, to the Knowledge of the Company, no event has occurred which, through the passage of time or the giving of notice, or both, would constitute a material default by the Company or any of its Subsidiaries or give rise to a right of termination or cancellation by another party under any of the Material Contracts. To the Knowledge of the Company, no other Person is in default under any of the Material Contracts. Except as described in Schedule 3.13(b) of the Company Disclosure Schedules hereto, none of the Material Contracts has been cancelled, terminated, amended or modified.

Section 3.14 Legal Compliance. Except as set forth in Schedule 3.14 of the Company Disclosure Schedules, the Company and each of its Subsidiaries have complied with all Applicable Laws and Orders of any Governmental Body except where the failure to comply would not have a Material Adverse Effect on the Company. Except as set forth in Schedule 3.14 of the Company Disclosure Schedules, neither the Company nor any of its Subsidiaries has received any written notice of, and the Company has no Knowledge of, any violation of a material nature of any Applicable Laws and/or Orders applicable to the Company nor any of its Subsidiaries.

Section 3.15 Proceedings and Orders. Except as set forth in Schedule 3.15 of the Company Disclosure Schedules, neither the Company nor any of its Subsidiaries (i) are subject to or affected by any outstanding Order, or (ii) are parties to any pending Proceeding or, to the Knowledge of the Company, Threatened Proceeding, which, in each case, is material to the Company.

Section 3.16 Labor Matters. Except as set forth on Schedule 3.16 of the Company Disclosure Schedules, the Company and its Subsidiaries are in compliance in all material respects with all Applicable Laws respecting employment and employment practices, terms and conditions of employment and wages and hours. There is no unfair labor practice complaint pending or, to the Knowledge of the Company, Threatened against the Company or any of its Subsidiaries before the National Labor Relations Board.

Section 3.17 Employee Benefit Plans.

(a) Schedule 3.17(a) of the Company Disclosure Schedules contains a correct and complete list identifying each Employee Benefit Plan and each other material employment, severance or similar contract with respect to which the Company or any of its Subsidiaries has any liability. Copies of such plans (and, if applicable, related trust or funding agreements or insurance policies) and all amendments thereto and all current summary plan descriptions and summaries of material modifications have been made available for review by Parent together with the most recent annual report (Form 5500 including any applicable schedules and attachments thereto) prepared in connection with any such plan or trust.

(b) Neither the Company nor any ERISA Affiliate sponsors, maintains or contributes to, or has, in the past six (6) years, sponsored, maintained or contributed to, any Employee Benefit Plan subject to Title IV of ERISA or that is a “multiemployer plan” (within the meaning of Section 3(37) of ERISA).

(c) Each Employee Benefit Plan which is intended to be qualified under Section 401(a) of the Code is the subject of a favorable determination letter from the Internal Revenue Service (“IRS”), or the plan sponsor is entitled to rely on a favorable advisory or opinion letter issued with respect to such plan document in accordance with IRS Announcement 2001-77. Each Employee Benefit Plan has been maintained in material compliance with its terms and with Applicable Law, and all contributions required to be made under each Employee Benefit Plan have been made or accrued in accordance with past custom and practice.

(d) Except as otherwise provided in this Agreement or set forth in Schedule 3.17(d) of the Company Disclosure Schedules, the consummation of the Merger and the Transactions will not by itself entitle any employee or independent contractor of the Company or any of its Subsidiaries to any material severance pay or material acceleration of the time of payment or vesting (except as otherwise required by Applicable Law) or trigger any payment of funding (through a grantor trust or otherwise) of material compensation or benefits under, materially increase the amount payable or trigger any other material obligation pursuant to, any Employee Benefit Plan.

(e) Except as set forth in Schedule 3.17(e) of the Company Disclosure Schedules, no Employee Benefit Plan provides post-retirement health, medical or life insurance benefits for retired, former or current employees of the Company or its ERISA Affiliates.

(f) Except as set forth in Schedule 3.17(f) of the Company Disclosure Schedules, neither the Company nor any of its Subsidiaries is a party to or subject to, or is currently negotiating in connection with entering into, any collective bargaining agreement or other contract or understanding with a labor union or organization.

(g) Excluding routine claims for benefits, there is no action, suit, audit, proceeding or, to the Knowledge of the Company, investigation pending against or involving or, to the Knowledge of the Company, Threatened against or involving any Employee Benefit Plan before any court or arbitrator or any Governmental Body, or state, federal or local official.

Section 3.18 Intellectual Property. Schedule 3.18 of the Company Disclosure Schedules hereto contains a correct and complete list of all issued patents, registered trademarks and registered copyrights and pending applications for patents, trademarks and copyrights owned by (as opposed to licensed to) the Company or any of its Subsidiaries and all material agreements (“Material IP Agreements”) pursuant to which the Company or any of its Subsidiaries has received a license or sub-license with respect to any material item of Intellectual Property (excluding any commercial off-the-shelf software products). Except as set forth in Schedule 3.18 of the Company Disclosure Schedules, (i) each of the Company and its

Subsidiaries owns or has the right to use all Intellectual Property material to or necessary for the operation of the business of the Company and its Subsidiaries (the “Company Intellectual Property”), (ii) to the Knowledge of the Company, no Person is infringing, misappropriating or diluting any of the Company Intellectual Property owned by the Company, such that the foregoing has had or would have a Material Adverse Effect on the Company, (iii) to the Knowledge of the Company, none of the material items of Company Intellectual Property owned by the Company has been misappropriated or is infringing upon the Intellectual Property of any Third Party, (iv) all of the Material IP Agreements are valid, binding and currently in full force and effect, (v) neither the Company nor any of its Subsidiaries is in material default under any Material IP Agreement, and (vi) immediately after the Closing and to the Knowledge of the Company, the Company Intellectual Property will be owned by or available for use by the Company and its Subsidiaries on terms and conditions substantially identical to those under which the Company and its Subsidiaries owned or used the Company Intellectual Property immediately prior to the Closing. The Company and its Subsidiaries have taken all steps customary and reasonable in their industries to protect and preserve the confidential nature of all Confidential Information of the Company or its Subsidiaries except when the failure to take such steps would not have a Material Adverse Effect on the Company.

Section 3.19 Environmental Matters. Except as set forth in Schedule 3.19 of the Company Disclosure Schedules, to the Knowledge of the Company, (i) the Company and its Subsidiaries have transported, stored, and/or disposed of any Hazardous Materials handled by the Company and its Subsidiaries in compliance in all material respects with all Environmental Laws, (ii) the Company and its Subsidiaries have operated their respective businesses with all material Permits required under Environmental Law, (iii) the Company and its Subsidiaries have not received any written notice of any investigation, Proceeding or Order concerning any material Environmental Condition or material Environmental Claim, and (iv) no asbestos, polychlorinated biphenyls or urea formaldehyde in amounts or conditions in material violation of Environmental Law has been placed, stored or located on the Leased Real Property. To the Company’s Knowledge, there have been no Releases of any Hazardous Materials into the Environment by the Company or any of its Subsidiaries, or, with respect to any such Releases of Hazardous Materials, the Company or such Subsidiary has given all required notices to Governmental Bodies (copies of which have been provided to Parent).

Section 3.20 Insurance. Schedule 3.20 of the Company Disclosure Schedules sets forth a true, correct and complete list of all fire, theft, casualty, general liability, workers compensation, business interruption, environmental impairment, product liability, automobile and other insurance policies (excluding any insurance policies relating to any Employee Benefit Plan) maintained by the Company or any of its Subsidiaries, specifying the insurer and the effective date of each such policy (collectively, the “Insurance Policies”) and all claims made under such Insurance Policies since January 1, 2004. True, correct and complete copies of all Insurance Policies have been previously delivered, or will be delivered or made available prior to Closing, by the Company to Parent. All premiums due on the Insurance Policies or renewals thereof have been paid, and there is no default under the Insurance Policies. Except as set forth on Schedule 3.20 of the Company Disclosure Schedules, neither the Company nor any of the Subsidiaries has any material outstanding claims or any material dispute with any insurance carrier regarding claims, settlements or premiums.

Section 3.21 Affiliate Transactions. Except (i) as set forth in Schedule 3.21 of the Company Disclosure Schedules and (ii) for any arrangements, relationships or interests that will not continue after the Closing (including the Common Stock and Options owned by any Company Stockholder or any Option Holder), no Company Stockholder, no Option Holder and no Affiliate of any Company Stockholder, Option Holder or the Company or its Subsidiaries has, or has had since the Company Balance Sheet Date, any (A) material business arrangement or relationship with the Company or any of its Subsidiaries, or (B) interest in any material asset, real or personal, tangible or intangible, of the Company or any of its Subsidiaries. Since the Company Balance Sheet Date, through the date hereof, there has been no material change in the intercompany agreements between the Company or its Subsidiaries, on the one hand, and any of their Affiliates, on the other hand. There are no material assets owned by any Affiliate of the Company or its Subsidiaries that are used in the business of the Company and its Subsidiaries.

Section 3.22 Brokers. Except as set forth in Schedule 3.22 of the Company Disclosure Schedules, no broker, finder or investment banker (collectively, a “Broker”) is entitled to any brokerage, finder’s or other fee or commission in connection with the Merger and the Transactions based upon arrangements made by or on behalf of the Company.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Except as set forth in the disclosure schedules delivered by Parent to the Company on the date hereof (the “Parent Disclosure Schedules”), each of Parent and Merger Sub represents and warrants as of the date hereof to the Company as follows:

Section 4.01 Corporate Existence and Power. Each of Parent and Merger Sub is a corporation duly incorporated, validly existing and in good standing under the laws of its state of incorporation. Each of Parent and Merger Sub is duly qualified to do business as a foreign corporation and is in good standing in each other jurisdiction where the transaction of its business requires such qualification, except where the lack of such qualification would not have, individually or in the aggregate, a Material Adverse Effect on Parent or Merger Sub, as applicable. Parent has heretofore delivered or made available to the Company true and complete copies of the certificates of incorporation and bylaws of Parent and Merger Sub as currently in effect.

Section 4.02 Ownership of Merger Sub; No Prior Activities. Merger Sub is a direct, wholly-owned subsidiary of Parent, was formed solely for the purpose of engaging in the Merger and the Transactions and has engaged in no business activity other than as contemplated by this Agreement. Except for obligations or liabilities incurred in connection with its incorporation, the Merger and the Transactions, Merger Sub has not incurred, and will not incur, directly or indirectly, through any Subsidiary or Affiliate, any obligations or liabilities and has not engaged in, and will not engage in, any business activities of any type or kind whatsoever or entered into any agreements or arrangements with any Person.

Section 4.03 Corporate Authorization. The execution, delivery and performance by each of Parent and Merger Sub of this Agreement and any Ancillary Documents to which either is a party and the consummation by each of Parent and Merger Sub of the Merger and the

Transactions are within its corporate powers and have been duly authorized by all necessary corporate action on the part of each of Parent and Merger Sub. This Agreement constitutes a valid and legally binding agreement of each of Parent and Merger Sub, enforceable in accordance with its terms and conditions, subject to Applicable Laws of general application relating to public policy, bankruptcy, insolvency and the relief of debtors and Applicable Laws governing specific performance, injunctive relief and other equitable remedies.

Section 4.04 Governmental Authorization. The execution, delivery and performance by Parent and Merger Sub of this Agreement and any Ancillary Document to which either is a party and the consummation by Merger Sub of the Merger and the Transactions require no action by or in respect of, or filing with, any Governmental Body, other than (i) the filing of the Articles of Merger with the State Corporation Commission of Virginia pursuant to the VSCA, and the issuance by the State Corporation Commission of Virginia of the Certificate of Merger, (ii) compliance with any applicable requirements of the HSR Act, (iii) compliance with any applicable requirements of any applicable securities laws, whether federal, state or foreign and (iv) any actions or filings the absence of which would not have, individually or in the aggregate, a Material Adverse Effect on the Parent or Merger Sub or materially impair the ability of the Parent or Merger Sub to consummate the Merger and the Transactions.

Section 4.05 Noncontravention. Assuming that all filings, registrations, Permits, authorizations, consents and approvals contemplated by Section 4.04 have been duly made or obtained, as applicable, neither the execution and delivery of this Agreement or any other Ancillary Document to which Parent is a party, nor the consummation of the Merger and the Transactions, will (i) violate any provision of the charter, bylaws or other governing documents of each of Parent and Merger Sub, (ii) assuming the approvals set forth on Schedule 4.05 of the Parent Disclosure Schedules are obtained, result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, amendment, cancellation or acceleration) under any of the terms of any note, bond, mortgage, indenture, license, contract, lease, or other instrument or obligation to which Parent or the Merger Sub is a party (or result in the imposition of any Encumbrance (other than Permitted Encumbrances) upon any of its assets), or (iii) violate in any material respect any Applicable Law or Order applicable to Parent or the Merger Sub; other than in the case of (ii) above, any violation, conflict, breach, default, acceleration, termination, modification, cancellation or notice that, individually or in the aggregate, would not have a Material Adverse Effect on Parent.

Section 4.06 Proceedings and Orders. Except as set forth in Schedule 4.06 of the Parent Disclosure Schedules, Parent and Merger Sub (i) are not subject to or affected by any outstanding Order, and (ii) are not parties to any pending Proceeding or, to the Knowledge of Parent, Threatened Proceeding, which would, in each case, prohibit or materially impair the Parent and Merger Sub’s ability to perform their obligations under this Agreement or to complete the Merger or the Transactions in accordance with the terms of this Agreement and the Ancillary Documents.

Section 4.07 Financing. Parent has available, and on the Closing Date will have available, sufficient funds, available lines of credit or other sources of immediately available funds to enable Parent, Merger Sub and the Surviving Corporation to pay all amounts payable by Parent or Merger Sub pursuant to Article 2 of this Agreement and all of their respective fees and expenses related to the Transactions. No fact, circumstance or condition exists that could be reasonably likely to render Parent insolvent or impede Parent’s ability to consummate the Merger and the Transactions and to perform its obligations in accordance with this Agreement.

Section 4.08 Purchase for Own Account: Accredited Investor. Parent and Merger Sub represent and warrant that each is acquiring the Shares pursuant to the terms and conditions of this Agreement for their own account and for investment purposes only and not with a view towards, and neither has any present intention, agreement or arrangement regarding, the distribution, transfer, assignment, resale or subdivision of the Shares. Parent and Merger Sub have conducted and are relying solely upon their own independent review and analysis of the businesses, assets, condition, operations and prospects of the Company and its Subsidiaries and acknowledges that each has been provided access to the properties, premises and records of the Company and its Subsidiaries for this purpose. Parent and Merger Sub represent that each is experienced in investment matters, fully understands the Merger and the Transactions, has the knowledge and experience in financial matters as to be capable of evaluating the merits and risks of its investment in the Shares and has the financial ability and resources to bear the economic risks of its investment in the Shares. Parent and Merger Sub represent that each is an “Accredited Investor” as that term is defined in Rule 501 of Regulation D of the Securities Act.

Section 4.09 Brokers. Except as set forth in Schedule 4.09 of the Parent Disclosure Schedules, no Broker is entitled to any brokerage, finder’s or other fee or commission in connection with the Merger and the Transactions based upon arrangements made by or on behalf of Parent or Merger Sub.

ARTICLE 5

PRE-CLOSING COVENANTS

Section 5.01 Reasonable Best Efforts.

(a) Subject to Section 5.01(b), the Company and Parent shall each cooperate with the other and use (and shall cause their respective Subsidiaries to use) their respective reasonable best efforts to promptly (i) take or cause to be taken all necessary actions, and do or cause to be done all things, necessary, proper or advisable under this Agreement and the Ancillary Documents and Applicable Laws and regulations to consummate and make effective the Merger and the Transactions as soon as practicable, including, without limitation, preparing and filing promptly and fully all documentation to effect all necessary filings, notices, petitions, statements, registrations, submissions of information, applications and other documents (including, without limitation, any required filings under the HSR Act, (ii) obtain all approvals, consents, registrations, permits, authorizations and other confirmations required to be obtained pursuant to this Agreement, including from any Third Party necessary, proper or advisable to consummate the Merger and the Transactions, and (iii) execute and deliver such documents, certificates and other papers as a Party may reasonably request to evidence the other Party’s satisfaction of its obligations hereunder. Subject to Applicable Laws relating to the exchange of information and in addition to Section 5.01(c), the Parties shall have the right to review in advance, and, to the extent practicable, each will consult the other on, all the information relating to the Company and its Subsidiaries or Parent and its Subsidiaries, as the case may be, that appears in any filing made with, or written materials submitted to, any Third Party and/or any Governmental Body in connection with the Merger and the Transactions.

(b) Without limiting Section 5.01(a), each Party shall:

(i) use its reasonable best efforts to avoid the entry of, or to have vacated or terminated, any Order that would restrain, prevent or delay the Closing or any Transaction, including, without limitation, defending through litigation or arbitration on the merits any claim asserted in any court by any Person; and

(ii) use its reasonable best efforts to avoid or eliminate each and every impediment under the HSR Act that may be asserted by any Governmental Body with respect to the Merger and the Transactions related thereto so as to enable the Closing to occur as soon as reasonably possible.

(c) Each Party shall keep the other Party reasonably apprised of the status of matters relating to the completion of the Merger and the Transactions and work cooperatively in connection with obtaining all required approvals or consents of any Governmental Body (whether domestic, foreign or supranational). In that regard, each Party shall without limitation: (i) promptly notify the other Party of, and if in writing, furnish the other Party with copies of (or, in the case of material oral communications, advise the other orally of) any communications from or with any Governmental Body with respect to the Merger and the Transactions, (ii) permit the other Party to review and discuss in advance, and consider in good faith the views of the other Party in connection with, any proposed written (or any material proposed oral) communication with any such Governmental Body, (iii) not participate in any meeting with any such Governmental Body unless it consults with the other Party in advance and to the extent permitted by such Governmental Body gives the other the opportunity to attend and participate thereat, (iv) furnish the other Party with copies of all correspondence, filings and communications (and memoranda setting forth the substance thereof) between it and any such Governmental Body with respect to this Agreement, the Ancillary Documents, the Merger and the Transactions, and (v) furnish the other Party with such necessary information and reasonable assistance as Parent or the Company may reasonably request in connection with its preparation of necessary filings or submissions of information to any such Governmental Body.

Section 5.02 Operation of Business. Except (i) for the consummation of the Transactions, (ii) as set forth on Schedule 5.02 of the Company Disclosure Schedules or as otherwise expressly contemplated by this Agreement or any Ancillary Document, or (iii) to the extent consented to by Parent, during the period from the date hereof and continuing until the earlier of the termination of this Agreement or the Effective Time, the Company shall conduct its business in the Ordinary Course of Business. Without limiting the generality of the foregoing, except as set forth in Schedule 5.02 of the Company Disclosure Schedules or expressly contemplated by this Agreement or any Ancillary Documents, from the date hereof until the Effective Time the Company shall not without the prior written consent of Parent (which consent shall not be unreasonably withheld or delayed):

(i) adopt or propose any material change to the Company Certificate or the Company’s bylaws or other organizational documents;

(ii) merge or consolidate with any other Person or acquire a material amount of stock or assets of any other Person or effect any business combination, recapitalization or similar transaction;

(iii) sell, lease, license or otherwise dispose of any material Subsidiary or any material amount of assets, securities or property except (A) pursuant to existing Contracts or commitments or (B) in the Ordinary Course of Business;

(iv) except as contemplated by this Agreement, declare, set aside or pay any dividend or other distribution with respect to the capital stock of the Company;

(v) create or incur any Encumbrance on any material asset other than (A) in the Ordinary Course of Business or (B) Permitted Encumbrances;

(vi) make any material loan, advance or capital contribution to or investment in any Person other than loans, advances or capital contributions to, or investments in, its wholly-owned Subsidiaries in the Ordinary Course of Business other than employee loans not in excess of One Hundred Thousand Dollars ($100,000) in the aggregate;

(vii) change any method of accounting or accounting principles or practice for purposes of preparing financial statements, except for any such change required by reason of a concurrent change in GAAP; or

(viii) agree or commit to do any of the foregoing.

Section 5.03 Publicity. Except as otherwise required herein, the Parties shall use their reasonable efforts to (i) develop a joint communication plan with respect to this Agreement, the Merger and the Transactions, (ii) ensure that all press releases and other public statements with respect to this Agreement or the Transactions shall be consistent with such joint communication plan, and (iii) consult promptly with each other prior to issuing any press release or otherwise making any public statement with respect to the Merger and the Transactions, provide to the other Party for review a copy of any such press release or statement, and not issue any such press release or make any such public statement without the other Party’s consent, unless required by Applicable Law or any listing agreement with or rules and regulations of a securities exchange.

Section 5.04 Access. The Company shall permit, and shall cause each of its Subsidiaries to permit, representatives of Parent (including legal counsel and accountants) to have, upon prior written notice, reasonable access during normal business hours and under reasonable circumstances, and in a manner so as not to interfere with the normal business operations of the Company and its Subsidiaries, to the premises, personnel, books, records (including Tax records), Contracts, and documents of or pertaining to the Company and each of its Subsidiaries. Neither Parent, Merger Sub nor any of their respective representatives shall contact any employee, customer, supplier or landlord of the Company or any of its Subsidiaries without the prior written consent of an officer of the Company. Parent and Merger Sub shall comply with, and shall cause their respective representatives to comply with, all of their obligations under the Confidentiality Agreement (the “Confidentiality Agreement”) by and between the Company and Parent with respect to the terms and conditions of this Agreement and the Transactions and the Company information disclosed pursuant to this Section 5.04, which agreement will remain in full force and effect until the Effective Time, and shall survive termination of this Agreement.

Section 5.05 Stockholder Consent. Subject to Section 5.06, (a) for purposes of obtaining the Requisite Stockholder Approval the Company shall use its reasonable best efforts to duly call, give notice of, convene and hold a meeting of the Company Stockholders (and/or solicit and obtain the unanimous written consent of the Company Stockholders in lieu of such meeting) as promptly as practicable after the date hereof to consider and vote upon the adoption and approval of this Agreement and the Merger and (b) the Company’s Board shall recommend the adoption of this Agreement and the approval of the Merger and the Transactions by the Common Stockholders. Prior to the distribution of any solicitation materials or any amendment or supplement thereto, Parent and its counsel shall be provided copies of such materials not produced or provided by Parent for such purpose and shall be provided a reasonable opportunity to review and comment thereon.

Section 5.06 No Solicitation.

(a) The Company shall not, nor shall it authorize or permit any of its Subsidiaries to, nor shall it authorize or permit any officer, director or employee of, or any investment banker, attorney or other advisor or representative (collectively, “Advisors”) of, the Company or any of its Subsidiaries to knowingly or intentionally, (i) directly or indirectly solicit, initiate or encourage the submission of, any Acquisition Proposal (as defined below), (ii) enter into any agreement with respect to any Acquisition Proposal or (iii) directly or indirectly participate in any substantive discussions or negotiations regarding, or furnish to any Person any Confidential Information with respect to, or take any other action to facilitate the making of an Acquisition Proposal.

(b) Neither the Board of Directors of the Company nor any committee thereof shall (i) approve any letter of intent, agreement in principle, acquisition agreement or similar agreement relating to any Acquisition Proposal, or (ii) approve or recommend, or propose publicly to approve or recommend, any Acquisition Proposal.

(c) The Company promptly shall advise Parent orally and in writing of any Acquisition Proposal and the material terms and conditions of any such Acquisition Proposal. The Company shall keep Parent reasonably informed of the status (including any change to the material terms thereof) of any such Acquisition Proposal.

(d) Nothing contained in this Agreement shall prohibit the Company from complying with Rule 14e-2 or such other securities regulations promulgated under the Securities Exchange Act of 1934, as amended, if such provisions are applicable to the Company, with regard to an Acquisition Proposal or from making any disclosure to the Company Stockholders if, in the good faith judgment of the Board of Directors of the Company, after consultation with outside counsel, failure so to disclose would be inconsistent with its obligations under Applicable Law.

(e) For purposes of this Agreement “Acquisition Proposal” means (i) any written proposal or offer for a merger, consolidation, dissolution, recapitalization or other business combination involving the Company, (ii) any written proposal or offer for the issuance by the Company of over 20% of its equity securities as consideration for the assets or securities of another Person or (iii) any written proposal or offer to acquire in any manner, directly or indirectly, over 20% of the equity securities or consolidated total assets of the Company, in each case other than the Merger or the exercise of Options outstanding on the date hereof and in accordance with all of their respective terms and conditions on the date hereof and from a Third Party other than Parent or Merger Sub.

Section 5.07 Cooperation for Payoff Amount. The Company shall cooperate with and provide Parent with the assistance necessary to obtain a written payoff letter and wire transfer instructions from the Lenders, specifying the amount required to repay the full amount of the Lender Debt, and all accrued interest thereunder up to and including the Closing Date, and the account or accounts to which such payments shall be made, as contemplated by Section 2.01(c)(i) above.

Section 5.08 Disclosure Schedules. From time to time prior to the Closing, between the date hereof and the Closing, the Company may amend, supplement or revise the Company Disclosure Schedules with respect to any matter, which disclosure shall be effective for all purposes under this Agreement, including for purposes of Article 9 hereof; provided that, the disclosure provided in any such amended, supplemented or revised schedule shall not be effective (i) for purposes of the condition set forth in Section 7.02(a) hereof, or (ii) to cure any breach of any representation or warranty of the Company in Article 3 hereof to the extent such representation or warranty was breached when made on the date hereof.

ARTICLE 6

POST-CLOSING COVENANTS

Section 6.01 General. In case at any time after the Closing any further action is necessary to carry out the purposes of this Agreement, each of the Parties shall take such further action (including the execution and delivery of such further instruments and documents) as the other Party reasonably may request, all at the sole cost and expense of the requesting Party.

Section 6.02 Employee Matters.

(a) The Surviving Corporation shall honor the obligations of the Company and its Subsidiaries under the provisions of any employment agreements and other similar Contracts between the Company or any of its Subsidiaries and any employee of the Company or any of its Subsidiaries.

(b) For the period from the Effective Time through the first (1st) anniversary thereof, Parent agrees to provide, or cause the Surviving Corporation and its Subsidiaries to provide, each employee of the Company or any of its Subsidiaries with employee benefits plans, programs and arrangements that are substantially similar and not materially less favorable in the aggregate than the employee benefits plans, programs and arrangements maintained by the Company and its Subsidiaries in effect immediately prior to the Closing Date (“Comparable Benefits”) (it being understood that Parent may elect to (i) provide each employee of the Company or any of its Subsidiaries with Comparable Benefits through coverage under Parent’s employee benefits plans, programs and arrangements, (ii) cause the Surviving Corporation to provide each employee of the Company or any of its Subsidiaries with Comparable Benefits through continued coverage under the Company’s and its Subsidiaries’ employee benefits plans, programs and arrangements or (iii) provide each employee of the Company or any of its Subsidiaries with Comparable Benefits through a combination of coverage under Parent’s employee benefits plans, programs and arrangements and continued coverage under the Company’s and its Subsidiaries’ employee benefits plans, programs and arrangements).

(c) Notwithstanding, and in clarification of, the foregoing, with respect to each benefit plan, program, practice, policy or arrangement maintained by Parent or the Company and in which any of the employees become eligible to participate (the “Parent Plans”), for purposes of determining eligibility to participate, vesting and benefit accrual, service with the Company and its Subsidiaries (or predecessor employers to the extent the Company provides past service credit) shall be treated as service with Parent and/or any of its applicable Subsidiaries; provided, however, that such service shall not be recognized to the extent that such recognition would result in a duplication of benefits. Such service also shall apply for purposes of satisfying any waiting periods or evidence of insurability requirements. Parent shall use its commercially reasonable efforts to cause each of the applicable Parent Plans to (i) waive all limitations as to pre-existing condition exclusions, evidence of insurability requirements and waiting periods with respect to participation and coverage requirements applicable to employees under the Parent Plans, except to the extent such limitations, evidence of insurability and waiting periods were applicable to such employee under a comparable Employee Benefit Plan, and (ii) give employees and their eligible dependents credit under the Parent Plans for amounts paid during the year in which the Effective Time occurs under a corresponding Employee Benefit Plan for purposes of satisfying any applicable deductibles, co-payments and out-of-pocket maximums as though such amounts had been paid in accordance with the terms and conditions of the Parent Plans.

Section 6.03 Directors’ and Officers’ Indemnification.

(a) From and after the Effective Time, Parent and the Surviving Corporation, jointly and severally, shall indemnify and hold harmless each present and former director, officer, manager or managing director of the Company and each Subsidiary of the Company and each such Person who served at the request of the Company or any Subsidiary of the Company as a director, officer, trustee, partner, fiduciary, employee or agent of another corporation, partnership, joint venture, trust, pension or other Employee Benefit Plan or enterprise (collectively, the “Company Indemnified Parties”) against all costs and expenses (including, without limitation, reasonable attorneys’ fees), judgments, fines, losses, claims, damages, liabilities and settlement amounts paid in connection with any claim, action, suit, Proceeding or investigation (whether arising before or after the Effective Time), whether civil, administrative, criminal or investigative, arising out of or pertaining to any action or omission solely in their capacities as directors, officers, managers, managing directors, trustees, partners, fiduciaries, employees or agents, in each case occurring at or before the Effective Time (including, without limitation, the Merger and the Transactions, in each case, to the fullest extent permitted by Applicable Law. Parent agrees that all rights to indemnification, advancement of expenses and exculpation from liabilities for acts or omissions occurring at or prior to the Closing now existing in favor of the Company Indemnified Parties as provided in the Company Articles of

Incorporation, the Company’s Bylaws or any comparable organizational documents and indemnification or other agreements of the Company as in effect on the date of this Agreement shall be complied with and honored by Parent and the Merger Sub, without further action, upon the Effective Time and shall continue in full force and effect in accordance with their terms and the Parent will cause the Company to comply with and honor the foregoing obligations.

(b) From and after the Effective Time, Parent shall cause the certificates of incorporation and bylaws of the Surviving Corporation and its Subsidiaries to contain provisions with respect to exculpation, indemnification and expense reimbursement that are at least as favorable to the Company Indemnified Parties as those contained in the Company Certificate and the bylaws of the Company or the articles of association, bylaws or other organizational documents of any of its Subsidiaries as in effect on the date hereof.

(c) For a period of six (6) years after the Effective Time, Parent shall cause to be maintained in effect directors’ and officers’ liability insurance policies that are comparable to the directors’ and officers’ liability insurance policies currently maintained by the Company, such policies to be paid in full as of the Closing, with respect to claims arising from facts or events that occurred at or prior to the Effective Time (provided that Parent may substitute therefor policies reasonably satisfactory to the Company Indemnified Parties (including purchase of a six (6) year “tail” coverage) of at least the same coverage containing terms and conditions that, in the aggregate, are no less advantageous).

(d) In the event the Surviving Corporation or any of its successors or assigns (i) consolidates with or merges into any other Person and is not the continuing or surviving corporation or entity in such consolidation or merger, or (ii) transfers all or substantially all of its properties and assets to any Person or (iii) is dissolved, then, and in each case, proper provision shall be made so that the successors and assigns of the Surviving Corporation honor the indemnification and other obligations set forth in this Section 6.03.

(e) Each Company Indemnified Party shall have rights as a third party beneficiary under this Section 6.03 as separate contractual rights for his or her benefit, in addition to and not in substitution of any other rights to indemnification or contribution that any such Company Indemnified Party may have by contract or otherwise, and all such rights herein and otherwise shall be enforceable by such Company Indemnified Party, his or her heirs and personal representatives and shall be binding on Parent, the Surviving Corporation and their successors and assigns.

Section 6.04 Consents and Approvals. The Company shall use its commercially reasonable efforts to cause to be delivered to Parent all consents and approvals necessary from the independent certified public accountants of the Company and its Subsidiaries to allow Parent to incorporate, utilize, publish or otherwise disclose the Company Financial Statements in order to facilitate Parent’s reporting requirements with any Governmental Body in accordance with Applicable Law, including the United States Securities and Exchange Commission.

Section 6.05 Tax Matters.

(a) Post-Closing Tax Return Filings.

(i) Except as otherwise provided in this Section 6.05 with respect to preparation of Representative Prepared Returns (as defined below), Parent shall prepare and timely file (or cause to be prepared and timely filed) with the appropriate Taxing Authorities all Tax Returns required to be filed by the Company and its Subsidiaries with respect to any taxable period beginning before the Closing Date that are due after the Closing Date (each a “Parent Prepared Return”). Each such Tax Return shall be prepared in a manner consistent with the prior practice of the Company and its Subsidiaries unless otherwise required by applicable Tax laws or specified in Schedule 6.05(a). The Representative shall timely cause to be prepared drafts of all income Tax Returns for the Company and its Subsidiaries for all taxable periods ending on or prior to the Closing Date (each a “Representative Prepared Return”). Each Representative Prepared Return shall be prepared in a manner consistent with prior practice of the Company and its Subsidiaries unless otherwise required by applicable Tax Law and shall properly include and reflect the income, activities, operations and transactions of the Company and its Subsidiaries through the Closing Date.

(ii) Parent shall provide the Representative with a copy of each Parent Prepared Return for review and comment at least thirty (30) days prior to the filing of such Tax Return (or, if required to be filed within thirty (30) days after the Closing or the end of the taxable period to which such return relates, as soon as reasonably possible following the Closing or the end of such taxable period, as the case may be), accompanied (if relevant) by a statement (an “Indemnified Tax Statement”) setting forth and calculating in reasonable detail the Taxes that are shown as due on such Tax Return and claimed to be indemnifiable pursuant to Section 9.01. The Representative shall have the right to review and approve (which approval shall not be unreasonably withheld or delayed) each Parent Prepared Return. For this purpose, the Representative’s withholding of approval of a Parent Prepared Return based upon Parent’s failure to adopt in such Tax Return an alternative reporting position suggested by the Representative shall be deemed reasonable (x) if the reporting position proposed by the Representative on such Tax Return has a “reasonable basis,” as defined in Section 6662 of the Code, and (y) in the event such reporting position has a “reasonable basis,” as defined in Section 6662 of the Code, but also has a confidence level below more likely than not to be sustained, such reporting position will not require accrual of a Tax liability in the consolidated financial statements of the Parent in excess of the amount shown to be due on such Return and would not reasonably be expected to result in imposition of a penalty on the Company under Section 6662 or Section 6662A of the Code or on the return preparer under Section 6694 of the Code if not sustained.

(iii) Not less than thirty (30) days before the extended due date of any Representative Prepared Return, the Representative shall cause a draft of such Representative Prepared Return, together with the supporting work papers, to be delivered to Parent for review and comment. Not less than fifteen (15) days after receipt of the Representative Prepared Return, Parent shall provide an Indemnified Tax Statement with respect to any amount of Tax shown as due on such return, or asserted by Parent to be required as shown as due thereon, which Parent claims to be indemnifiable pursuant to Section 9.01. Parent shall have the right to review and approve (which approval shall not be unreasonably withheld or delayed) any Representative Prepared Return. For this purpose, Parent’s withholding of approval of a Representative Prepared Return based upon the Representative’s failure to adopt in such Tax Return an alternative reporting position suggested by Parent shall be considered not to have been reasonably withheld if the reporting position on such Representative Prepared Return either has a confidence level of more likely than not, or would neither require accrual of a Tax liability in the consolidated financial statements of the Parent in excess of the amount shown to be due on such Return nor reasonably be expected to result in imposition of a penalty on Company under the Code or on the return preparer under Section 6694 of the Code if not sustained.

(iv) If the Representative disagrees with the manner of preparation of a Parent Prepared Return or the amount of indemnified Taxes calculated in any Indemnified Tax Statement, or if Parent disagrees with the manner of preparation of a Representative Prepared Return, within ten (10) days of the receipt of Parent Prepared Return or any Indemnified Tax Statement or the Representative Prepared Return, the Representative or Parent, as the case may be, shall provide to the other Party a notice of such dispute (a “Tax Statement Dispute”). If the Representative or Parent does not provide a notice of Tax Statement Dispute within such 10-day period, the Representative or Parent, as the case may be, shall be deemed to have accepted the respective Tax Return and, for purposes of Article 9, the Indemnified Tax Statement relating thereto. If the Representative or Parent provides a notice of a Tax Statement Dispute, the Representative or Parent shall also provide the other Party with a written explanation of the reasons for its disagreement. Parent and the Representative shall attempt to resolve their disagreement with respect to any Parent Prepared Return or Representative Prepared Return, and any Indemnified Tax Statement. If the Representative and Parent cannot reach complete agreement within five (5) days after receipt of a Tax Statement Dispute, the dispute shall be submitted to an arbitrator (the “Tax Arbitrator”) pursuant to the procedures described in Section 2.09(b) with respect to the Accounting Arbitrator, for resolution within fifteen (15) days after such submission. The decision of the Tax Arbitrator with respect to such dispute shall be binding upon the Parties. Parent shall, subject to any indemnification pursuant to Section 9.01, file any Parent Prepared Return or Representative Prepared Return as finally determined under this Section 6.05(a), and shall pay or cause to be paid the Tax shown as due on each such Tax Return.

(v) Any Loss attributable to Taxes shall be determined by reference to actual losses or expenses of the Parent Indemnified Parties in the same manner as other Losses pursuant to Article 9. The amount of the Loss attributable to Taxes shown in any Indemnified Tax Statement as accepted or finally determined pursuant to the preceding paragraph, shall be treated as a “Loss” that is indemnifiable pursuant to Section 9.01.

(b) Taxable Year Closing; Allocation of Taxes. Parent shall, unless prohibited by applicable law, cause the taxable periods of the Company and its Subsidiaries to end as of the close of the Closing Date. Parent shall not permit the Company or any of its Subsidiaries to take any actions after Closing on the Closing Date that are out of the Ordinary Course of Business, except as required by this Agreement or consented to by the Representative. For purposes of this Agreement, Taxes incurred by the Company or any of its Subsidiaries with respect to a taxable period that includes but does not end on the Closing Date, shall be allocated to the portion of the taxable period ending on the Closing Date: (i) except as provided in (ii) and (iii) below, to the extent feasible, on a specific identification basis, according to the date of the event or transaction giving rise to the Tax, and (ii) except as provided in (iii) below, with respect to periodically assessed ad valorem Taxes and Taxes not otherwise reasonably allocable to specific transactions or events, in proportion to the number of days in such period occurring through the Closing Date compared to the total number of days in such taxable period, and (iii) in the case of any Tax based upon or related to income or receipts, in an amount equal to the Tax which would be payable if the relevant taxable period ended on the Closing Date. Any credits relating to a taxable period that begins before and ends after the Closing Date shall be taken into account as though the relevant taxable period ended on the Closing Date. All determinations necessary to give effect to the foregoing allocations shall be made in a manner consistent with prior practices of the Company and its Subsidiaries.

(c) Tax Elections; Amended Returns. Except in connection with an audit resolved pursuant to Section 6.05(e) (including consistent correlative adjustments to Tax Returns for non-audited taxable periods), no Party or Affiliate of a Party may amend or cause the amendment of a Tax Return of the Company or any of its Subsidiaries, or file or amend any Tax election, or file a Tax Return after the due date thereof, concerning the Company or any of its Subsidiaries, in each case, with respect to any taxable period beginning on or before the Closing Date that would affect the amount of any indemnity liability under Section 9.01 without the written consent of the Representative, which consent shall not be unreasonably withheld or delayed. Parent shall, upon reasonable request by the Representative, cooperate in the preparation of and submission to the proper Taxing Authority of any amended Tax Return with respect to the Company or any of its Subsidiaries for any taxable period ending on or before the Closing Date. For this purpose, the Representative’s withholding of consent to the filing or amendment by Parent of any such Tax election or Tax Return shall be determined to be unreasonable only if such amendment is required by law, or Parent shall have agreed to release and hold the Company Stockholders harmless from any increase in Tax liability that would result from such amendment, and the Representative’s request to have Parent file any such amended Tax Return, shall be deemed reasonable unless the reporting position proposed on such amended Tax Return would be one which Parent could reasonably withhold approval of pursuant to the standard in Section 6.05(a)(iii) above.

(d) Overpayments and Overaccruals of Indemnified Taxes. To the extent that any determination of Tax liability, whether as the result of an audit or examination, a claim for refund, the filing of an amended Tax Return or otherwise, results in a determination of an overpayment or overaccrual of Taxes related to Taxes that were either paid by the Company on or before the Closing Date, reflected as a liability in the calculation of Closing Net Working Capital or paid from the Escrow Deposit pursuant to a claim for indemnification under Section 9.01, Parent shall promptly pay an amount equal to such overpayment or overaccrual, and any interest actually received thereon, to the Exchange Agent upon receipt by (or crediting for the benefit of) Parent or its Affiliates (in the case of an overpayment of Taxes), or upon a determination that such Tax is not required to be paid (in the case of an overaccrual of Tax liability that was not yet paid at the time of such determination), unless and to the extent that the entitlement to any refund or credit of such overpayment was taken into account in computing the amount of indemnified Loss in respect of such Taxes or reflected in the calculation of Closing Net Working Capital. For the avoidance of doubt, Parent shall not offset any Tax refunds against any Losses except with the prior written consent of the Representative.

(e) Audits and Contests Regarding Taxes. Any Party who receives, or whose Affiliate receives, any notice of a pending or Threatened Tax audit, assessment, or adjustment against or with respect to the Company or any of its Subsidiaries which may give rise to a right to indemnification from the Escrow Deposit pursuant to the terms of Article 9 shall promptly notify the Representative within five (5) Business Days of the receipt of such notice. Parent and the Representative each agree to consult with and to keep the other informed on a regular basis regarding the status of any Tax audit or proceeding to the extent that such audit or proceeding could affect a liability of the Parties or the Company Stockholders (including indemnity obligations hereunder). The Representative shall have the right to represent the Company’s or any of its Subsidiaries’ interests in any Tax audit or administrative or judicial proceeding pertaining to taxable periods ending on or before the Closing Date and to employ counsel of his choice, but reasonably satisfactory to Parent, at his expense, and control the disposition of any issue involved in such proceeding; provided that Parent shall have the right to participate in such proceeding at its own expense, and shall be entitled to control the disposition of any issue involved in such proceeding which does not affect either a potential liability of the Company Stockholders or claim for indemnity under Section 9.01. Both Parent and the Company Stockholders (through the Representative) shall be entitled to represent their own interests in light of their responsibilities (including indemnity obligations) for the related Taxes, at their own expense, in any audit or administrative or judicial proceedings involving a taxable period of the Company or any of its Subsidiaries that includes but does not end on the Closing Date or involving both a taxable period of the Company or any of its Subsidiaries ending on or before the Closing Date and a taxable period ending after the Closing Date, and no such audit or proceeding may be settled or compromised by the Representative or Parent without the consent of both the Representative and Parent, which consent shall not be unreasonably withheld. Except as provided in this Section 6.05(e), the provisions of Article 9, including the provisions therein addressing settlement authority, shall govern the manner in which Tax audit or administrative or judicial proceedings are resolved.

(f) Section 338(h)(10) Elections. By virtue of the adoption of this Agreement and approval of the Merger and the Transactions by the Common Stockholders, each Company Stockholder (regardless of whether or not such Company Stockholder votes in favor of the adoption of the Agreement and the approval of the Merger and the Transactions, whether at a meeting or by written consent in lieu thereof) shall be deemed to have consented to the Section 338(h)(10) Elections and to have appointed, effective from and after the approval of the Merger, the Representative to act as his, her or its representative and true and lawful attorney-in-fact, with full power of substitution, in such holder’s name and on such holder’s behalf, under this Agreement in the absolute discretion of the Representative in accordance with the terms hereof, to expressly join with Parent in making the Section 338(h)(10) Elections with respect to the purchase of the Company Shares under this Agreement, including Form 8023 (and any corresponding state or local Tax forms). This power of attorney and all authority hereby conferred is irrevocable and shall not be terminated by any act of any such holder, by operation of law, by such holder’s death or disability or by any other event, except as expressly set forth herein. Parent shall provide the Representative and the Company Stockholders (through the Letter of Transmittal) properly completed copies of Form 8023 (and any corresponding state or local Tax forms) prior to the Closing Date that are required to make any Section 338(h)(10) Election.

(g) Purchase Price Allocation. In connection with any Section 338(h)(10) Election, the Parties agree that the portion of the Merger Consideration and other items properly includible in the deemed sales price of the assets of the Company and its Subsidiaries pursuant to such Section 338(h)(10) Elections shall be allocated, for Tax purposes, among such assets in a manner consistent with the provisions of Section 338 of the Code and all regulations promulgated thereunder. Parent shall prepare each required IRS Form 8883 for inclusion with the federal income Tax Return of the Company ending on the Closing Date and any similar allocation required under state, local, or foreign law (“IRS Form 8883”), and any required amendment thereof. Parent shall permit the Representative to review each IRS Form 8883 under procedures described in Section 6.05(a) for Parent Prepared Returns. The Parent agrees to report, and cause to be reported by the Company, the deemed sale and purchase of assets of the Company and its Subsidiaries for federal income Tax purposes in accordance with the each IRS Form 8883 as ultimately filed, and shall not take any position or action inconsistent therewith upon examination of any Tax Return, in any refund claim, in any litigation, investigation or otherwise; provided, however, that if, in any audit of any Tax Return of the Company or the Company Stockholders by a Taxing Authority, the fair market values of the relevant assets of the Company are finally determined to be different from the IRS Form 8883, as adjusted, the Parent may (but shall not be obligated to) take any position or action consistent with the fair market values as finally determined in such audit. The Parties shall set forth on Schedule 6.05(g) the fair market value of any of the assets of the Company and its Subsidiaries that the Parties agree shall be used to allocate such consideration in connection with any Section 338(h)(10) Election.

(h) Cooperation, Access to Information, and Records Retention. The Representative and Parent shall cooperate as and to the extent reasonably requested by the other in connection with the preparation and filing of Tax Returns as provided herein and any audit, litigation or other proceeding with respect to Taxes relating to the Company or any of its Subsidiaries. Such cooperation shall include the provision of records and information which are reasonably relevant to any such Tax Return, audit, litigation or other proceeding and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder. Parent agrees (i) to retain all books and records relevant to Taxes of the Company and its Subsidiaries (including Tax Returns) relating to any taxable period beginning before the Closing Date until the expiration of the statute of limitations for assessment of Taxes for such respective taxable period, and (ii) to give the Representative reasonable written notice prior to transferring, destroying or discarding any such books and records and, if the Representative so requests, Parent shall allow the Representative to take possession or copy of such books and records.

(i) Tax Certificates. Parent and the Representative agree, upon request of the other, to use all reasonable efforts to obtain any certificate or other document from any Governmental Body as may be necessary to mitigate, reduce or eliminate any Tax that could be imposed (including, but not limited to, with respect to the Merger and the Transactions).

ARTICLE 7

CONDITIONS TO OBLIGATION TO CLOSE

Section 7.01 Conditions to Obligations of Each Party Under This Agreement. The respective obligations of each Party to effect the Merger and the Transactions related thereto shall be subject to the satisfaction at or prior to the Effective Time of the following conditions, any or all of which may be waived in writing by a party with respect only to itself, in whole or in part, to the extent permitted by Applicable Law:

(a) Stockholder Approval. The Company shall have received the Requisite Stockholder Approval.

(b) Proceedings. No Governmental Body of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, or Order (whether temporary, preliminary or permanent) which (i) is in effect and (ii) has the effect of making the Merger illegal or otherwise prohibiting consummation of the Merger (which illegality or prohibition would have a Material Adverse Effect on Parent and its Subsidiaries on a combined basis with the Company and its Subsidiaries), if the Merger were consummated notwithstanding such statute, rule, regulation, or Order; provided, however, that prior to asserting this condition, subject to Section 5.01, each of the Parties shall have used their best efforts to prevent the entry of any Order and to appeal as promptly as possible any such Order that may be entered.

(c) HSR Act. The applicable waiting period, together with any extensions thereof, including any additional waiting period required as a consequence of any supplemental request by a Governmental Body, under the HSR Act shall have expired or been terminated.

(d) Consents. All third party consents set forth on Schedule 7.01 shall have been obtained by the Company and written evidence of such shall have been delivered to Parent.

Section 7.02 Additional Conditions to Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to effect the Merger and the Transactions are subject to satisfaction or waiver of the following additional conditions:

(a) Representations and Warranties. The representations and warranties of the Company set forth in this Agreement shall be true and correct (without giving effect to any limitation as to “materiality” or “Material Adverse Effect” set forth therein) as of the Closing Date, as if made as of such time (except as permitted or contemplated by this Agreement and except to the extent such representations and warranties expressly speak as of another date, in which case such representations and warranties shall be true and correct as of that date), except where the failure of such representations and warranties to be so true and correct do not, individually or in the aggregate, have a Material Adverse Effect on the Company.

(b) Agreements and Covenants. The Company shall have performed and complied with all of its covenants hereunder in all material respects through the Closing, and Parent shall have received a certificate signed by the Company to such effect.

(c) Documents. All of the documents, instruments and agreements to be executed and/or delivered pursuant to this Agreement (including, without limitation, the Escrow Agreement) shall have been executed by the parties thereto other than Parent and Merger Sub and delivered to Parent.

(d) No Material Adverse Effect. Since the date hereof, no Material Adverse Effect on the Company shall have occurred.

(e) Non-Competition. Each Common Stockholder set forth on Schedule 7.02(e) shall have executed and delivered an amendment to the noncompetition and nonsolicitation covenants in each such Common Stockholder’s employment agreement, shareholders agreement and/or option agreements (as applicable) with the Company, which amendments shall (i) provide for the amendment of the term during which such restrictive covenants are applicable (such amended term to be as forth in Schedule 7.02(e) opposite each such Common Stockholder’s name) and (ii) contain an acknowledgement of such Common Stockholder’s obligations under such covenants (as amended by the foregoing amendments).

(f) Termination of Employment Agreements. The Company and Kenneth R. Bartee shall have executed all documents and taken all actions necessary to terminate the Employment Agreement, dated as of August 1, 2001, as amended, by and between Mr. Bartee and the Company.

Section 7.03 Additional Conditions to Obligations of the Company. The obligation of the Company to effect the Merger and the Transactions is subject to satisfaction or waiver of the following additional conditions:

(a) Representations and Warranties. The representations and warranties of Parent and Merger Sub set forth in this Agreement shall be true and correct (without giving effect to any limitation as to “materiality” or “Material Adverse Effect” set forth therein) as of the Closing Date, as if made as of such time (except as permitted or contemplated by this Agreement and except to the extent such representations and warranties expressly speak as of another date, in which case such representations and warranties shall be true and correct as of that date), except where the failure of such representations and warranties to be so true and correct do not, individually or in the aggregate, have a Material Adverse Effect on the Parent or Merger Sub.

(b) Agreements and Covenants. Parent and Merger Sub shall have performed and complied with all of their covenants hereunder in all material respects through the Closing. The Company shall have received a certificate signed by Parent to such effect.

(c) Documents. All of the documents, instruments and agreements to be executed and/or delivered pursuant to this Agreement (including, without limitation, the Escrow Agreement) shall have been executed by the parties thereto other than the Company and its Subsidiaries and delivered to the Company.

(d) Payments. Parent shall have delivered the Payoff Amount to the Lenders, the Escrow Deposit to the Escrow Agent and the Closing Merger Consideration, including without limitation the executed Closing Promissory Note, to the Exchange Agent, as required to be delivered pursuant to Article 2.

(e) Noncompetition Amendments. The amendments described in Section 7.02(e) shall be in a form reasonably satisfactory to the Common Stockholders set forth on Schedule 7.02(e) and shall be in full force and effect.

ARTICLE 8

TERMINATION

Section 8.01 Termination. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, notwithstanding adoption and approval thereof by the stockholders of the Company:

(a) By mutual written consent of Parent and the Company;

(b) By either Parent or the Company if:

(i) the Merger shall not have been consummated on or before the ninetieth (90th) day after the date hereof; provided, that the right to terminate this Agreement under this Section 8.01(b) shall not be available to any Party whose willful failure to fulfill any material obligation under this Agreement has been the cause of, or resulted in, the failure of the Merger to have been consummated on or before such date; or

(ii) a Governmental Body shall have issued an Order or taken any other action, in each case which has become final and non-appealable and which restrains, enjoins or otherwise prohibits the Merger; provided, that the Party seeking to terminate this Agreement pursuant to this Section 8.01(b)(ii) shall have used their best efforts to prevent the entry of any such Order and to appeal as promptly as possible any such Order that may be entered.

(c) By Parent, if neither Parent nor Merger Sub is in material breach of its obligations under this Agreement, and if (i) any of the representations and warranties of the Company herein become untrue or inaccurate such that Section 7.02(a) would not be satisfied or (ii) there has been a breach on the part of the Company of any of its covenants or agreements contained in this Agreement such that Section 7.02(b) would not be satisfied, and, in both case (i) and case (ii), such breach (if curable) has not been cured within thirty (30) days after written notice to the Company; or

(d) By the Company, if it is not in material breach of its obligations under this Agreement, and if (i) at any time that any of the representations and warranties of Parent or Merger Sub herein become untrue or inaccurate such that Section 7.03(a) would not be satisfied or (ii) there has been a breach on the part of Parent or Merger Sub of any of their respective covenants or agreements contained in this Agreement such that Section 7.03(b) would not be satisfied, and, in case of (i) or (ii), such breach (if curable) has not been cured within thirty (30) days after written notice to Parent.

Section 8.02 Effect of Termination. Except as provided in this Section 8.02, in the event of the termination of this Agreement pursuant to Section 8.01, this Agreement (other than this Section 8.02, Section 5.03, the last sentence of Section 5.04 and Sections 10.01, 10.03 10.05, 10.07, 10.08 and 10.09, which shall survive such termination) shall forthwith become void, and there shall be no liability on the part of any Party or any of their respective officers or directors to the other and all rights and obligations of any Party shall cease, except that nothing herein shall relieve any Party from liability for any breach of covenant or agreement contained in this Agreement or any intentional breach of any representation or warranty contained in this Agreement.

ARTICLE 9

INDEMNIFICATION

Section 9.01 Indemnification of Parent by Resort to Escrow. Subject to the provisions set forth in Section 9.05, from and after the Effective Time, Parent and the Surviving Corporation and their respective officers, directors, employees, Affiliates, and agents (the “Parent Indemnified Parties”), shall be entitled to indemnification by recovery from the Escrow Deposit, any and all losses, costs, expenses (including, without limitation, reasonable attorneys’ and independent accountants’ fees and disbursements), liabilities, damages, fines, penalties, charges, assessments, judgments and settlements (individually, a “Loss” and collectively, “Losses”) incurred by the Parent Indemnified Parties arising out of (i) any inaccuracy of any representation or the breach of any warranty made by the Company in Article 3 of this Agreement, (ii) any nonfulfillment of any covenant or agreement made by the Company in this Agreement, which, if susceptible to being cured, has not been cured within thirty (30) days after written notice thereof to the Company and the Representative, (iii) Tax liabilities (other than any Tax liability reflected in the Closing Balance Sheet or required to be paid by Parent pursuant to the other provisions of this Agreement): (x) of the Company for Tax allocable to any taxable period (or any portion thereof) ending on or before the Closing Date (for avoidance of doubt, including Tax incurred in the period ending on the Closing Date as a result or by reason of the Section 338(h)(10) Elections) and the portion any Tax allocable to the Company under the principles of Section 6.05(b), (y) for Taxes of any Person other than the Company imposed on the Company for any taxable period (or any portion thereof) ending on or before the Closing Date as a transferee or successor, by contract or pursuant to any Law, to the extent that the liability of the Company for such Tax is attributable to an action (or failure to act) of the Company occurring before the Closing, or (z) imposed in any taxable period on the Company or any Subsidiary as a result of the Company’s or a Subsidiary’s failure to qualify as a subchapter S corporation or a qualified Subchapter S subsidiary, as the case may be, for any taxable period ending on or before the Closing Date, and (iv) any the payment of any Option Payment to a person not entitled to receive such payment (or in respect of which another person other than the person to whom payment was made has any legal right or title).

Section 9.02 Indemnification by Parent. From and after the Effective Time, Parent shall defend, indemnify and hold the Company Stockholders and their respective officers, directors, employees, Affiliates, and agents (the “Stockholder Indemnified Parties”), harmless from and against any and all Losses incurred by the Stockholder Indemnified Parties arising out of (i) any inaccuracy of any representation or the breach of any warranty made by Parent or Merger Sub in Article 4 of this Agreement, and/or (ii) any nonfulfillment of any covenant or agreement made by Parent or Merger Sub in this Agreement, which if susceptible to being cured, has not been cured within thirty (30) days after written notice thereof to Parent.

Section 9.03 Third Party Claims.

(a) In the event that any Parent Indemnified Party desires to make a claim against the Escrow Deposit or any Stockholder Indemnified Party desires to make a claim against

Parent, in each case in connection with any third party litigation, arbitration, action suit, proceeding, claim, investigation or demand at any time instituted against or made upon it for which it may seek indemnification hereunder (a “Third Party Claim”), the Indemnified Party shall promptly notify the Indemnification Control Person of such Third Party Claim and the Indemnified Party’s claim for indemnification with respect thereto after obtaining notice of such Third Party Claim; provided, that failure to promptly give such notice will not relieve the Indemnifying Party of its indemnification obligations under this Article 9, except to the extent, if any, that the Indemnifying Party has actually been prejudiced thereby.

(b) The Indemnification Control Person will have the right to assume the defense of the Third Party Claim with counsel of its choice reasonably satisfactory to the Indemnified Party by written notice to the Indemnified Party within twenty (20) days after the Indemnification Control Person has received notice of the Third Party Claim; provided, however, that the Indemnified Party shall not be required to permit such an assumption of the defense of any Third Party Claim that, if not first paid, discharged or otherwise complied with, would result in a Material Adverse Effect on the Indemnified Party; provided, further, that the Indemnified Party shall not be required to permit such an assumption of the defense of any Third Party Claim if such Third Party Claim, if determined in favor of such Third Party, would materially and adversely affect the Company or Parent.

(c) Any Indemnification Control Person’s assumption of the defense of claim or legal proceeding shall not prejudice the right of such Indemnification Control Person or the Indemnifying Parties thereafter to contest the Indemnifying Parties’ obligation to indemnify the Indemnified Party in respect to the claims asserted therein. The Indemnification Control Person shall not, in the defense of such claim, consent to the entry of any judgment (other than a judgment of dismissal on the merits without costs) or enter into any settlement without the written consent of the Indemnified Party (which consent shall not be unreasonably withheld, delayed or conditioned), except that no such consent shall be required if (i) there is no finding or admission of any violation of any Applicable Law, (ii) the sole relief provided is monetary damages that are reimbursed in full as Losses (subject to, with respect to claims by the Parent Indemnified Parties, the remaining Deductible Amount, if any, which will be paid by the Parent Indemnified Party, and the indemnification limits set forth in this Agreement), and (iii) (except in respect of any claim relating to Taxes) the settlement shall include the giving by the claimant or the plaintiff to the Indemnified Party a release from all liability in respect to such claim or litigation.

(d) If the Indemnification Control Person assumes the defense of a Third Party Claim, the Indemnified Party shall be entitled to participate in the defense of the claim, but solely by observation and comment to the Indemnification Control Person, and any counsel selected by the Indemnified Party shall not appear on its behalf in any Proceeding arising hereunder. The Indemnified Party shall bear the fees and expenses of any additional counsel retained by it to participate in its defense.

(e) If the Indemnification Control Person does not assume the defense of a Third Party Claim or any litigation resulting therefrom after receipt of notice of such Third Party Claim from the Indemnified Party under (a) or (b) above, the Indemnified Party may defend against and settle such claim in such manner as it reasonably deems appropriate.

(f) The Parent Indemnified Parties and the Stockholder Indemnified Parties shall cooperate in good faith and in all respects with the Indemnification Control Person and its representatives (including, without limitation, its counsel) in the investigation, negotiation, settlement, trial and/or defense of any Third Party Claim (and any appeal arising therefrom). The Parties shall cooperate with each other in any notifications to and information requests of any insurers. No individual representative of any Indemnifying Party, or any Indemnifying Party’s Affiliates, shall be personally liable for any Loss or Losses under this Agreement, except as specifically agreed to by said individual representative.

Section 9.04 Payment of Claims.

(a) In the event that any Parent Indemnified Party desires to seek indemnification under this Article 9, the Parent Indemnified Party shall give reasonably prompt written notice to the Indemnification Control Person specifying the facts constituting the basis for such claim and the amount, to the extent known, of the claim asserted. If the Indemnification Control Person disputes such claim for indemnification, it shall notify the Parent Indemnified Party within thirty (30) days after its receipt of the notice of such claim for indemnification, whereupon the Parent Indemnified Party and the Indemnification Control Person shall meet and attempt in good faith to resolve their differences with respect to such claim for indemnification. If the dispute has not been resolved within thirty (30) days after such parties first met to attempt a resolution, either the Indemnification Control Person or the Parent Indemnified Party may initiate litigation in accordance with Section 10.10 of this Agreement. If the Indemnification Control Person does not dispute such claim for indemnification, the Escrow Agent shall, to the extent jointly requested by the Indemnification Control Person and the Parent Indemnified Party, pay the Parent Indemnified Party an amount in cash equal to the amount of such claim from the Escrowed Funds in accordance with the terms of the Escrow Agreement.

(b) In the event that any Stockholder Indemnified Party desires to seek indemnification under this Article 9, the Stockholder Indemnified Party shall give reasonably prompt written notice to Parent specifying the facts constituting the basis for such claim and the amount, to the extent known, of the claim asserted. If Parent disputes such claim for indemnification, it shall notify the Stockholder Indemnified Party within thirty (30) days after its receipt of the notice of such claim for indemnification, whereupon Parent and the Stockholder Indemnified Party shall meet and attempt in good faith to resolve their differences with respect to such claim for indemnification. If the dispute has not been resolved within thirty (30) days after such parties first met to attempt a resolution, either the Stockholder Indemnified Party or Parent may initiate litigation in accordance with Section 10.10 of this Agreement. If Parent does not dispute such claim for indemnification, Parent shall pay, or shall cause the Surviving Corporation to pay, the Stockholder Indemnified Party an amount in cash equal to the amount of such claim.

(c) The Parties agree that the payment of any indemnity under this Article 9 shall be treated as an adjustment to the Merger Consideration paid by Parent hereunder for Tax purposes to the extent that it may properly be so characterized under Applicable Law.

Section 9.05 Limitations on Indemnification. No claim may be made against the Escrow Deposit unless and until the Parent Indemnified Parties have sustained aggregate Losses for which the Parent Indemnified Parties are entitled to indemnification pursuant to this Agreement in excess of Three Hundred Fifty Thousand Dollars ($350,000) in the aggregate (the “Deductible Amount”) and then only to the extent such aggregate amount exceeds the One Hundred Seventy-Five Thousand Dollars ($175,000). Notwithstanding any other provision in this Agreement to the contrary, the maximum aggregate recovery of all Parent Indemnified Parties shall be limited to, and shall not exceed an amount equal to, the Escrow Deposit held pursuant to the Escrow Agreement except for Losses determined by final, nonappealable judgment of a court of competent jurisdiction to have been caused by (i) any breach of Section 3.10(h), (ii) any breach of Section 3.12 (“Government Contract Claims”) or (iii) actual fraud or intentional misrepresentation by the Company (“Fraud Claims,” and together with the claims described in clauses (i) and (ii) of this Section 9.05, “Excluded Claims”). Excluded Claims finally determined by nonappealable judgment of a court of competent jurisdiction in favor of a Parent Indemnified Party shall be paid first, from the Escrow Deposit, and second, upon depletion of the Escrow Deposit in full, severally (but not jointly) by the Common Stockholders pursuant to the Limited Guaranty; provided that, (x) in no event shall the aggregate liability of the Common Stockholders in respect of Government Contract Claims exceed an amount equal to the difference of (A) the Escrow Deposit minus (B) all amounts paid (whether from escrow, directly by the Common Stockholders, or otherwise) in respect of all claims other than Government Contract Claims and (y) in no event shall the aggregate liability of any Common Stockholder for all claims arising from this Agreement and the Transactions exceed an amount equal to the Merger Consideration received by such Common Stockholder in respect of such Common Stockholder’s shares.

Section 9.06 Exclusive Remedy. The Parties acknowledge and agree that, except for claims determined by a final non-appealable judgment of a court of competent jurisdiction to arise from actual fraud or intentional misrepresentation, the indemnification in this Article 9 shall be the sole and exclusive remedies of the Parties and their Affiliates for any and all Losses or any other liabilities sustained or incurred by the Parties or their Affiliates or their successors and assigns in connection with this Agreement, the Merger or otherwise arising out of the transactions contemplated hereby and the Parties each waive any other remedy, which they, or any other Person entitled to indemnification hereunder, may have hereunder, at law, in equity or otherwise with respect hereto. Once any portion of the Escrowed Funds is released to the Exchange Agent pursuant to the Escrow Agreement, the Parent Indemnified Parties shall have no further claim to such amounts, except as to Excluded Claims subject to the terms and conditions of Section 9.05 and the Limited Guaranty.

Section 9.07 Effect of Insurance, Taxes and Other Recoveries. The amount of any Losses for which indemnification is provided under this Article 9 shall be reduced by (a) any amounts that may be recovered by the Indemnified Party or any of its Affiliates from any Third Party, (b) any insurance proceeds or other cash receipts or source of reimbursement that may be received by the Indemnified Party or any of its Affiliates with respect to such Losses (each source named in clauses (a) and (b), a “Collateral Source”) and (c) an amount of any net Tax benefit, if any, available to the Indemnified Party or its Affiliates attributable to or arising because of the incurrence of such Losses. The Indemnified Party shall, and shall cause its Affiliates to, diligently pursue all available remedies and causes of action to recover the amount of its claim as may be available from any Collateral Source and diligently pursue any other mitigation of Losses reasonably available to the Indemnified Party. In the event an Indemnifying

Party indemnifies an Indemnified Party on any claim referred to in the previous sentence and the Indemnified Party is not pursuing such claim, the Indemnified Party shall assign to the Indemnifying Party, to the fullest extent allowable, its rights and causes of action with respect to such claim, or in the event assignment is not permissible, the Indemnifying Party shall be allowed to pursue such claim in the name of the Indemnified Party or its Affiliate, at the Indemnifying Party’s expense. The Indemnified Party shall provide the Indemnifying Party reasonable assistance in prosecuting such claim, including making the Indemnified Party’s books and records relating to such claim available and making its and its Affiliates’ employees available for interviews, depositions, testimony and similar matters. If any amount to be reduced under this Section 9.07 from any payment required under the Article 9 is determined after the date on which the Indemnifying Party is required pursuant to this Article 9 to pay such indemnification claim, the Indemnified Party shall promptly reimburse the Indemnifying Party any amount that the Indemnifying Party would not have had to pay pursuant to this Article 9 had such determination been made at the time of such payment. For purposes of this Article 9, the amount of the Losses relating to any item included as a liability in calculating the Closing Net Working Capital shall be calculated net of the amount so included.

Section 9.08 No Double Recovery. Notwithstanding the fact that any Person may have the right to assert claims for indemnification under or in respect of more than one provision of this Agreement in respect to any fact, event, condition or circumstance, no Person will be entitled to recover the amount of any Losses suffered by such Person more than once under both this Agreement and the Ancillary Documents in respect of such fact, event, condition or circumstance, and an Indemnifying Party will not be liable for indemnification to the extent a specific item that causes a Loss is expressly included as a component of the liabilities that are included in the determination of the Statement of Closing Net Working Capital (as finally determined) and taken into account in the calculation of the Closing Net Working Capital, or to the extent the Indemnified Party has otherwise been compensated on a dollar for dollar basis for such Losses pursuant to the Closing Net Working Capital adjustment set forth in Section 2.09 hereto.

Section 9.09 Survival of Representations, Warranties and Covenants. The representations and warranties in this Agreement or any Ancillary Document delivered by or on behalf of the Parties hereto and any claim under Section 9.01 or 9.02 shall survive the Closing for a period of sixteen (16) months after the Closing Date except for representations or warranties of the Company set forth in Sections 3.10(h) and 3.12, which shall survive the Closing for a period of twenty-four (24) months after the Closing Date, and Fraud Claims, which shall survive the Closing until the expiration of the applicable statute of limitations. The covenants and agreements of the Parties to be wholly performed prior to the Closing shall survive the Closing for a period of sixteen (16) months after the Closing Date and the other covenants or agreements to be performed at or after the Closing shall survive the Closing until fully performed. No claim for breach of such representations, warranties or covenants may be brought, and no action with respect thereto may be commenced, and no Party shall have any liability or obligation with respect thereto, unless the Indemnified Party gave written notice to the Indemnifying Party, specifying with particularity the breach of the representation or warranty claimed, on or before the expiration of the applicable survival period, in which case the right of the Party providing such written notice to assert its right to indemnification as to the matters so noticed shall not expire until the dispute is resolved under the terms of this Agreement.

ARTICLE 10

MISCELLANEOUS

Section 10.01 Expenses. All costs and expenses (including legal fees and expenses) arising from, incurred in connection with or incident to this Agreement, the Ancillary Documents and the Transactions (each a “Transaction Expense”) incurred by Parent (including without limitation the commissions, fees or other compensation of Parent’s Broker) shall be borne by Parent. All Transaction Expenses incurred by the Company (including without limitation the commissions, fees or other compensation of the Company’s Broker) (“Company Transaction Expenses”) shall be paid by the Company at the Closing. Notwithstanding any of the foregoing, all transfer, documentary, sales, use, stamp, registration and other similar Taxes (including real estate transfer taxes), and all conveyance fees, recording charges and other fees and charges (including any penalties and interest) incurred in connection with the consummation of the Transactions shall be a Transaction Expense of Parent and shall be paid either by Parent or the Surviving Corporation, as applicable, when due (unless disputed by Parent in good faith) and shall not be included in the determination of Closing Net Working Capital. Parent shall, at its own expense, prepare and cause to be filed all necessary Tax Returns and other documentation with respect to all such Taxes, fees and charges, and, if required by Applicable Law, the Parties shall, and shall cause their Affiliates to, join in the execution of any such Tax Returns and other documentation. In the event that any of the Company Stockholders is held liable for any of the Transaction Expenses by any Third Party (including a Governmental Body), Parent and the Surviving Corporation, agree and undertake to fully indemnify such Company Stockholder from such liability, without regard to any limitation on indemnification set forth herein.

Section 10.02 No Third-Party Beneficiaries. Except as otherwise set forth in Article 1 herein, Section 2.10, Section 6.03 and Article 9 herein, this Agreement shall not confer any rights or remedies upon any Person other than the Parties and their respective successors and permitted assigns.

Section 10.03 Entire Agreement. This Agreement, including the Company Disclosure Schedules, the Parent Disclosure Schedules and Exhibits attached hereto, the Escrow Agreement, the Confidentiality Agreement and the other documents referred to herein, constitute the entire agreement among the Parties and supersedes any prior understandings, agreements, or representations by or among the Parties, written or oral, to the extent they relate in any way to the subject matter hereof.

Section 10.04 Incorporation of Exhibits and Schedules. The Company Disclosure Schedules and the Parent Disclosure Schedules and the Exhibits attached hereto are incorporated herein by reference and made a part hereof. Any information or matter disclosed in any schedule of the Company Disclosure Schedules or Parent Disclosure Schedules shall be deemed adequate to disclose information responsive to all other representations or warranties made by a party as to which the applicability of such exception or disclosure is reasonably apparent, regardless of whether such other representations or warranties include exception language referencing the schedules, and regardless of whether the applicable schedule identifies the specific section and subsection to which the exception relates, and regardless of whether this Agreement would otherwise have called for such information to be disclosed in another specific schedule. The disclosure of a particular matter in the Company Disclosure Schedules shall not be taken as an admission by the Company that such disclosure is required to be made under the terms hereof.

Section 10.05 Succession and Assignment. This Agreement shall be binding upon and inure to the benefit of the Parties named herein and their respective successors and permitted assigns. No Party may assign either this Agreement or any of its rights, interests, or obligations hereunder without the prior written approval of Parent and the Company.

Section 10.06 Counterparts and Facsimile Signatures. This Agreement may be executed in two (2) or more counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same instrument. The counterparts of this Agreement may be executed and delivered by facsimile signature by any of the Parties to any other Party and the receiving Party may rely on the receipt of such document so executed and delivered by facsimile as if the original had been received.

Section 10.07 Headings. The section headings contained in this Agreement are inserted for convenience only and shall not affect in any way the meaning or interpretation of this Agreement.

Section 10.08 Notices. All notices, requests, demands, claims, and other communications hereunder will be in writing. Any notice, request, demand, claim, or other communication hereunder shall be deemed duly given upon receipt; provided that if delivered on a date that is not a Business Day or after 5:00 p.m. on a Business Day (in each case at the place of delivery), such notice, request, demand, claim or other communication shall be deemed delivered on the next succeeding Business Day; provided, further that such notice, request, demand, claim or other communication is delivered to the applicable Party at the Party’s address or facsimile number as set forth below,

(a) If to Parent or Merger Sub (or to the Company after the Effective Time), addressed to it at:

ManTech International Corporation

12015 Lee Jackson Highway

Fairfax, VA 22033

Attention: Office of General Counsel

Facsimile: (703) 218-8398

With a copy to:

Venable LLP

575 7th Street, NW

Washington, DC 20004

Attention: Wallace E. Christner, Esq.

Facsimile: (202) 344-8300

(b) If to the Company prior to the Effective Time, addressed to it at:

McDonald Bradley, Inc.

2250 Corporate Park Drive

Suite 500

Herndon, VA 20171

Attention: Chief Executive Officer

Facsimile: (703) 326-1004

with a copy to:

Brett L. Antonides, P.C.

2250 Corporate Park Drive

Suite 501

Herndon, VA 20171

Attention: Brett L. Antonides, Esq.

Facsimile: (703) 326-1095

(c) If to the Representative, addressed to it at:

Kenneth R. Bartee

12807 Rose Grove Drive

Oak Hill, VA 20171

with a copy to:

Brett L. Antonides, P.C.

2250 Corporate Park Drive

Suite 501

Herndon, VA 20171

Attention: Brett L. Antonides, Esq.

Facsimile: (703) 326-1095

Any Party may change the address to which notices, requests, demands, claims, and other communications hereunder are to be delivered by giving the other Parties notice in the manner herein set forth.

Section 10.09 Governing Law. This Agreement shall be governed by and construed in accordance with the domestic laws of the Commonwealth of Virginia without giving effect to any choice or conflict of law provision or rule (whether of the Commonwealth of Virginia or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the Commonwealth of Virginia.

Section 10.10 Jurisdiction; Waiver of Jury Trial. Except for disputes to be resolved under Section 2.09(b) and Section 6.05(a), the Parties hereto agree that any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the Transactions shall be brought in any federal court located in the Commonwealth of Virginia or any Commonwealth of Virginia state court with jurisdiction over Fairfax County, Virginia, and each of the Parties hereby irrevocably consents to the jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such suit, action or proceeding and irrevocably waives, to the fullest extent permitted by law, any objection that it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum. Process in any such suit, action or proceeding may be served on any party anywhere in the world, whether within or without the jurisdiction of any such court. Without limiting the foregoing, each party agrees that service of process on such party as provided in Section 10.08 shall be deemed effective service of process on such party. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS.

Section 10.11 Amendments and Waivers. This Agreement may be amended by the Parties at any time prior to or following the Company’s receipt of the Requisite Stockholder Approval; provided, however, that there shall be no amendment that by Applicable Law requires further approval of the Company’s Common Stockholders without the approval of such stockholders. No amendment of any provision of this Agreement shall be valid unless the same shall be in writing and signed by the Parties. No waiver by any Party of any provision of this Agreement or any default, misrepresentation, or breach of warranty or covenant hereunder, whether intentional or not, shall be valid unless the same shall be in writing and signed by the Party making such waiver, nor shall such waiver be deemed to extend to any prior or subsequent default, misrepresentation, or breach of warranty or covenant hereunder or affect in any way any rights arising by virtue of any prior or subsequent such occurrence.

Section 10.12 Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction.

Section 10.13 Construction. The Parties have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any of the provisions of this Agreement. The words “including,” “include” or “includes” shall mean including without limitation. The Parties intend that each representation, warranty and covenant contained herein shall have independent significance. Any reference in this Agreement to a statute shall be to such statute and to the rules and regulations promulgated thereunder.

Section 10.14 Acknowledgements by Parent and Merger Sub. Parent and Merger Sub acknowledge that they have relied on the representations and warranties of the Company expressly and specifically set forth in Article 3 of this Agreement, including the Company Disclosure Schedules (and any updates thereto). SUCH REPRESENTATIONS AND WARRANTIES BY THE COMPANY CONSTITUTE THE SOLE AND EXCLUSIVE REPRESENTATIONS AND WARRANTIES OF THE COMPANY TO PARENT AND MERGER SUB IN CONNECTION WITH THE TRANSACTIONS CONTEMPLATED

HEREBY, AND PARENT AND MERGER SUB UNDERSTAND, ACKNOWLEDGE AND AGREE THAT, EXCEPT AS SET FORTH IN ARTICLE 3, NO OTHER REPRESENTATIONS AND WARRANTIES OF ANY KIND OR NATURE HAVE BEEN MADE BY THE COMPANY, ITS AFFILIATES OR ANY OTHER PERSON ACTING ON THEIR BEHALF, WHETHER EXPRESSED OR IMPLIED, INCLUDING, BUT NOT LIMITED TO, ANY RELATING TO THE FUTURE FINANCIAL CONDITION, RESULTS OF OPERATIONS, MERCHANTABILITY, HABITABILITY, WORKMANSHIP, PROFITABILITY, FITNESS FOR A PARTICULAR PURPOSE OR ANY ASSETS OR LIABILITIES OF THE COMPANY, WHETHER OR NOT SET FORTH IN THE CONFIDENTIAL INFORMATION PREVIOUSLY DELIVERED TO PARENT OR OTHER COMMUNICATION PROVIDED OR OTHERWISE MADE AVAILABLE TO PARENT OR ANY PERSON ACTING ON BEHALF OF PARENT DURING THE COURSE OF DUE DILIGENCE OR OTHERWISE), AND ANY SUCH REPRESENTATIONS AND WARRANTIES ARE SPECIFICALLY DISCLAIMED BY THE COMPANY AND THE COMPANY STOCKHOLDERS.

Section 10.15 Specific Performance. The Parties hereto agree that if, on or prior to the Closing Date, any of the provisions of this Agreement or any other document contemplated by this Agreement were not performed in accordance with their specific terms or were otherwise breached, irreparable damage would occur, no adequate remedy at law would exist and damages would be difficult to determine, and, therefore, prior to the Closing Date, the Parties shall be entitled to specific performance of the terms hereof and thereof. No Party shall be liable to the other Party for indirect, special, incidental, consequential or punitive Losses claimed by the other Party resulting from the first Party’s breach of its obligations, agreements, representations or warranties hereunder.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the Parties hereto have executed this Agreement and Plan of Merger as of the date first above written.

COMPANY:

MCDONALD BRADLEY INC.

By:
Name:	Kenneth Bartee
Title:	President and Chief Executive officer

PARENT:

MANTECH INTERNATIONAL CORPORATION

By:
Name:
Title:

MERGER SUB:

SPYGLASS ACQUISITION CORPORATION

By:
Name:
Title:

ACKNOWLEDGED AND AGREED:

REPRESENTATIVE:

Name:	Kenneth Bartee

Appendix A

Definitions

Defined Terms. When used in this Agreement, the following terms shall have the meanings set forth below:

“Accounting Arbitrator” has the meaning set forth in Section 2.09(b).

“Acquisition Proposal” has the meaning set forth in Section 5.06(f).

“Advisors” has the meaning set forth in Section 5.06(a).

“Affiliate” has the meaning set forth in Rule 12b-2 of the regulations promulgated under the Securities Exchange Act of 1934, as amended.

“Aggregate Exercise Prices” means the aggregate of the exercise prices of the Options outstanding immediately prior to the Effective Time.

“Agreement” has the meaning set forth in the introductory paragraph above.

“Ancillary Documents” means the documents, instruments and agreements to be executed and/or delivered pursuant to this Agreement or pursuant to any Ancillary Document.

“Applicable Law” or “Applicable Laws” means, with respect to any Person, any and all laws (including the common law), ordinances, constitutions, regulations, statutes, treaties, rules, codes, licenses, requirements and injunctions adopted, enacted, implemented, promulgated, issued, entered by or under the authority of any Governmental Body having jurisdiction over such Person or any of such Person’s properties or assets.

“Broker” has the meaning set forth in Section 3.22.

“Business Day” means any day of the year other than a Saturday, a Sunday, or other day on which commercial banks in New York, New York are authorized or required by law to be closed.

“Certificate of Merger” has the meaning set forth in Section 1.02.

“Certificates” has the meaning set forth in Section 1.05(b).

“Closing” has the meaning set forth in Section 1.02.

“Closing Date” has the meaning set forth in Section 1.02.

“Closing Merger Consideration” means an amount equal to (i) the product of the Common Equivalent Value, multiplied by the number of shares of Common Stock outstanding immediately prior to the Effective Time, minus (ii) the sum of (x) the amount set forth on Schedule 2.01(c), plus (y) an amount equal to the Estimated Cash Surrender Value.

“Closing Net Working Capital” shall mean, on the Closing Date (but without giving effect to the Closing), (i) the sum of consolidated current assets of the Company and its Subsidiaries (which shall not include (x) the Senior Executive Indebtedness, (y) the Aggregate Exercise Prices or (z) the cash surrender value of the Executive Life Insurance Policy) minus (ii) the sum of consolidated current liabilities of the Company and its Subsidiaries (which shall not include (x) Lender Debt or any portion thereof or (y) any Company Transaction Expenses to the extent paid at Closing), in each case, as determined in accordance with the principles, policies, estimates and procedures set forth on Schedule 2.09 of the Company Disclosure Schedules.

“Code” means the Internal Revenue Code of 1986, as amended.

“Collateral Source” has the meaning set forth in Section 9.07.

“Common Equivalent Value” means an amount equal to the Equity Allocation Amount divided by the Fully-Diluted Company Shares.

“Common Stock” means the voting common stock, par value $0.01 per share, of the Company (the “Voting Common Stock”) and the non-voting common stock, par value $0.01 per share, of the Company (the “Non-Voting Common Stock”).

“Common Stockholders” has the meaning set forth in Section 2.06(b).

“Company” has the meaning set forth in the introductory paragraph above.

“Company Articles of Incorporation” means the Articles of Restatement of the Articles of Incorporation of the Company, executed on June 5, 2003 and effective on June 10, 2003 pursuant to the Certificate of Amendment issued on such date by the Virginia State Corporation Commission.

“Company Balance Sheet” has the meaning set forth in Section 3.07(a).

“Company Balance Sheet Date” has the meaning set forth in Section 3.07(a).

“Company Disclosure Schedules” has the meaning set forth in Article 3.

“Company Financial Statements” has the meaning set forth in Section 3.07(a).

“Company Indemnified Parties” has the meaning set forth in Section 6.03(a).

“Company Intellectual Property” has the meaning set forth in Section 3.18.

“Company Restricted Stock” has the meaning set forth in Section 2.04.

“Company Shares” means the issued and outstanding shares of Common Stock.

“Company Stockholders” means the holders of all issued and outstanding Company Shares at or prior to the Effective Time.

“Company Subsidiary Securities” has the meaning set forth in Section 3.06(b).

“Company Transaction Expenses” has the meaning set forth in Section 10.01.

“Comparable Benefits” has the meaning set forth in Section 6.02(b).

“Confidential Information” means any information or compilation of information not generally known to the public or the industry or which the Company or any of its Subsidiaries has not disclosed to Third Parties without a written obligation of confidentiality, relating to the Company’s or any of its Subsidiaries’ procedures, techniques, methods, concepts, ideas, affairs, products, processes and services, including, but not limited to, information relating to distribution, marketing, merchandising, selling, research, development, manufacturing, purchasing, accounting, engineering, financing, costs, pricing and pricing strategies and methods, customers, suppliers, creditors, employees, contractors, agents, consultants, plans, billing, needs of customers and products and services used by customers, all lists of suppliers, distributors and customers and their addresses, prospects, sales calls, products, services, prices and the like as well as any specifications, formulas, plans, drawings, accounts or sales records, sales brochures, catalogs, code books, manuals, trade secrets, knowledge, know-how, operating costs, sales margins, methods of operations, invoices or statements and the like; provided, however, that the term “Confidential Information” shall not be deemed to include information which (i) becomes generally available to the public without any fault of Parent or Merger Sub, or (ii) becomes available to Parent or Merger Sub on a non-confidential basis and without any breach of an agreement of confidentiality from a source other than the Company or any of its Subsidiaries, or (iii) is disclosed to a Governmental Body pursuant to Applicable Law, and is publicly available as a result of such disclosure.

“Confidentiality Agreement” has the meaning set forth in Section 5.04.

“Contract” means any agreement, lease, license agreement (other than a license granted by a Governmental Body), contract, consensual obligation, promise, commitment, arrangement, understanding or undertaking (whether written or oral and whether express or implied) of any type, nature or description. As used herein, the word “Contract” shall be limited in scope if modified by an adjective specifying the type of contract to which this Agreement or a provision hereof refers.

“Deductible Amount” has the meaning set forth in Section 9.05.

“Dissenting Shares” has the meaning set forth in Section 2.02(c).

“Dollars” and the sign “$” mean United States Dollars; any foreign currency shall be converted into United States Dollars using the prevailing exchange rates in effect as of the date hereof.

“Effective Time” has the meaning set forth in Section 1.02.

“Employee Benefit Plan” means (i) any “employee benefit plan” (as such term is defined in ERISA Section 3(3)) that is covered by Title I of ERISA and is maintained or sponsored by the Company or any of its ERISA Affiliates, including all incentive and deferred compensation, pension, profit sharing, retirement, group or individual insurance or welfare benefit plans and (ii) any other employee benefit plan, program or arrangement maintained or sponsored by the Company or any of its ERISA Affiliates and providing termination, salary continuation, employee equity, employee assistance, supplemental retirement, severance, vacation, sickness, disability, or death benefits to employees of the Company or its ERISA Affiliates.

“Encumbrances” means any mortgage, pledge, assessment, security interest, lease, lien, adverse claim, levy, charge or other encumbrance of any kind.

“Environment” has the meaning set forth in the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended.

“Environmental Claim” means administrative, regulatory, or judicial action, suits, demands, demand letters, claims, notices of non-compliance or violation, investigation or Proceedings, Orders or agreements, arising under any Environmental Law or any Permit issued under any Environmental Law, including (i) Environmental Claims by Governmental Bodies for enforcement, cleanup, removal, response, remedial or other action or damage pursuant to any applicable Environmental Law, and (ii) Environmental Claims by any Third Party seeking damages or injunctive relief resulting from Environmental Conditions or arising from alleged injury or threat of injury to health, safety or the environment.

“Environmental Condition” means the presence or introduction into the environment of any Hazardous Materials (and any resulting air, soil, groundwater, or surface water contamination without regard to the location to which such resulting contamination has migrated or spread) as a result of which the Company or any of its Subsidiaries has or may become liable to any Person or by reason of which the Company or any of its Subsidiaries or any assets of the Company or any of its Subsidiaries may suffer or be subject to an Environmental Claim.

“Environmental Laws” means all Applicable Laws and any Order that (i) regulates or relates to the protection or clean-up of the environment; the use, treatment, generation, storage, transportation, handling, disposal or release of Hazardous Materials; or the preservation or protection of waterways, groundwater, drinking water, air, wildlife, plants or other natural resources; or (ii) imposes liability with respect to any of the foregoing, including without limitation, the Comprehensive Environmental Response, Compensation and Liability Act, 42 U.S.C. Section 9601 et seq.; the Resource Conservation and Recovery Act, 42 U.S.C. Section 6901 et seq.; the Federal Water Pollution Control Act, as amended, 33 U.S.C. Section 1251 et seq.; the Toxic Substances Control Act, 15 U.S.C. Section 2601 et seq.; the Clean Air Act, 42 U.S.C. Section 7401 et seq.; the Safe Drinking Water Act, 42 U.S.C. Section 300f et seq.; the Oil Pollution Act of 1990, 33 U.S.C. Section 2701 et seq.; or any other Applicable Law of similar effect, each as in effect as of the date hereof.

“Equity Allocation Amount” means the sum of (i) an amount equal to the Merger Consideration (as adjusted pursuant Section 2.01(b) hereof), plus (ii) an amount equal to the amount of the Senior Executive Indebtedness, plus (iii) an amount equal to the Aggregate Exercise Prices.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means each entity that is treated as a single employer with the Company for purposes of Code Section 414.

“Escrow Agent” has the meaning set forth in Section 2.01(c)(ii).

“Escrow Agreement” has the meaning set forth in Section 2.01(c)(ii).

“Escrow Deposit” has the meaning set forth in Section 2.01(c)(ii).

“Escrowed Funds” has the meaning set forth in the Escrow Agreement.

“Estimated Cash Surrender Value” means an amount equal to $1,239,000.

“Estimated Closing Net Working Capital” has the meaning set forth in Section 2.01(b).

“Exchange Agent” has the meaning set forth in Section 2.06(a).

“Exchange Agent Agreement” has the meaning set forth in Section 2.06(a).

“Executive Life Insurance Policy” means that certain life insurance policy described on Schedule 2.01(c).

“Fully-Diluted Company Shares” is equal to, at the Effective Time (and without duplication with respect to clauses (i) and (ii)), the sum of: (i) the total number of Company Shares, plus (ii) the total number of additional shares of Common Stock that would be issued assuming the exercise of all outstanding Options at the Effective Time.

“GAAP” means United States generally accepted accounting principles as in effect from time to time, consistently applied.

“Government Bid” means any quotation, bid or proposal which, if accepted or awarded, would lead to a contract with a Governmental Body, or a prime contractor or a higher-tier subcontractor to a Governmental Body, for the sale of goods or the provision of services.

“Government Contract” means (i) any contract, agreement, lease or instrument between the Company and any Governmental Body and (ii) any contract, agreement, lease or instrument entered into by the Company as subcontractor (at any tier) in connection with a contract between any Person and any Governmental Body. A Government Task Order placed under any contract, agreement, lease or instrument shall not constitute a separate Government Contract for purposes of this definition, but shall be part of the Government Contract to which it relates.

“Government Task Order” means any purchase order, delivery order, or task order under a Government Contract.

“Governmental Body” means any: (i) nation, state, county, city, town, village, district or other jurisdiction of any nature; (ii) federal, state, local, municipal, foreign or other government; (iii) governmental or quasi-governmental authority of any nature (including any governmental agency, branch, board, commission, department, instrumentality, office or other entity, and any court or other tribunal); (iv) multi-national organization or body; and/or (v) government entity exercising, or entitled or purporting to exercise, any administrative, executive, judicial, legislative, police, regulatory, or taxing authority or power of any nature.

“Group Return” has the meaning set forth in Section 3.10(f).

“Hazardous Materials” means (i) any petroleum or petroleum products, asbestos in any form, and polychlorinated biphenyls, and (ii) any chemicals, materials or substances, whether solid, liquid or gas defined as or included in the definition of “contaminant,” “pollutant,” “hazardous substances,” “hazardous wastes,” “hazardous materials,” “extremely hazardous wastes,” “restricted hazardous wastes,” “toxic substances,” or “toxic pollutants” under any applicable Environmental Law.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations thereunder.

“Indemnification Control Person” means (i) in the event of a claim by a Stockholder Indemnified Party, Parent, and (ii) in the event of a claim by a Parent Indemnified Party against the Escrow Deposit, the Representative.

“Indemnified Party” means any Person entitled to seek indemnification pursuant to Article 9.

“Indemnifying Party” means (i) any Person against whom indemnification may be sought pursuant to Article 9 and (ii) with respect to claims made against the Escrow Deposit, the Indemnification Control Person.

“Insurance Policies” has the meaning set forth in Section 3.20.

“Intellectual Property” means any and all (i) inventions (whether patentable or unpatentable and whether or not reduced to practice), all improvements thereto, and all patents, patent applications and patent disclosures, together with all reissuances, continuations, continuations in part, revisions, extensions and reexaminations thereof, (ii) trademarks, service marks, trade dress, logos, trade names, assumed names and corporate names, together with all translations, adaptations, derivations and combinations thereof and including all goodwill associated therewith, and all applications, registrations and renewals in connection therewith, (iii) copyrightable works, all copyrights and all applications, registrations and renewals in connection therewith, (iv) mask works and all applications, registrations and renewals in connection therewith, (v) trade secrets and confidential business information (including ideas, research and development, know-how, technology, formulas, compositions, processes and techniques, technical data, designs, drawings, specifications, customer and supplier lists, pricing and cost information and business and marketing plans and proposals), (vi) computer software (including data and related software program documentation in computer-readable and hard-copy forms), (vii) other intellectual property and proprietary rights of any kind, nature or description, including web sites, web site domain names and other e-commerce assets and resources of any kind or nature, and (viii) copies of tangible embodiments thereof (in whatever form or medium).

“IRS” has the meaning set forth in Section 3.17(c).

“Knowledge” means (i) with respect to the Company or any of its Subsidiaries, the actual knowledge or knowledge that such person reasonably could be expected to have by reason of their position of the President and Chief Executive Officer, the Executive Vice President and Chief Strategy Officer and the Senior Vice President and Chief Financial Officer and (ii) with respect to Parent, the actual knowledge of Parent.

“Leased Real Property” has the meaning set forth in Section 3.11(b).

“Lender Debt” shall mean all indebtedness for borrowed money owed by the Company and its Subsidiaries pursuant to the agreements set forth on Schedule 2.01(c)(i).

“Lenders” means the creditors named on Schedule 2.01(c)(i) with respect to the Lender Debt.

“Loss” or “Losses” has the meaning set forth in Section 9.01.

“Material Adverse Effect” means, with respect to any Person, any change or event or effect that is materially adverse to the business, results of operations or financial condition of such Person and its Subsidiaries, taken as a whole, excluding, in each case, any change, event or effect arising out of or resulting from (i) changes, events or developments in or affecting the Company’s industry in the United States or internationally, including changes in the use, adoption or non-adoption of technologies or industry standards so long as such changes do not substantially and disproportionately affect such Person, (ii) changes, events or developments in financial, banking, foreign exchange or securities markets or economic or political conditions in general in the U.S. or internationally including any disruption thereof so long as such changes do not substantially and disproportionately affect such Person, (iii) any change, event or development brought about through acts of war or terrorism, insurrection, escalation of hostilities, natural disasters, acts of God or similar calamity or crisis, (iv) changes in Law or GAAP applicable to such Person, (v) the announcement, execution or delivery of this Agreement or the Ancillary Documents or the consummation of the Transactions or the identity of the other Party, (vi) such Person’s actions taken, delayed or omitted to be taken in accordance with this Agreement or taken at the request of the other Party, or (vii) any matter set forth in Schedules 3.05, 3.09, 3.12(a), (b), (p) or (s), 3.14 or 3.15 of the Company Disclosure Schedules (to the magnitude thereof and to the extent such disclosures are materially correct).

“Material Contracts” has the meaning set forth in Section 3.13(a).

“Material IP Agreements” has the meaning set forth in Section 3.18.

“Material Lease” has the meaning set forth in Section 3.11(b).

“Material Leased Real Property” has the meaning set forth in Section 3.11(b).

“Merger” has the meaning set forth in the Recitals.

“Merger Consideration” has the meaning set forth in Section 2.01(a).

“Merger Sub” has the meaning set forth in the introductory paragraph above.

“Option” has the meaning set forth in Section 2.03(a).

“Option Holders” means each holder of certificates, agreements or other instruments evidencing Options.

“Option Payment” has the meaning set forth in Section 2.03(a).

“Option Plans” means the option plans adopted by the Company as set forth on Schedule 2.03.

“Order” means any judgment, award, decision, consent decree, injunction, ruling, writ, charge or other restriction of a Governmental Body that is binding on any Person or its property under Applicable Law.

“Ordinary Course of Business” means the ordinary course of business consistent with past custom and practice (including with respect to quantity and frequency) and does not include the incurrence of any liability that results from any material breach or default (or event that with notice or lapse of time would constitute a material breach or default) by the Company under any agreement binding upon it.

“Parent” has the meaning set forth in the introductory paragraph above.

“Parent Disclosure Schedules” has the meaning set forth in Article 4.

“Parent Indemnified Parties” has the meaning set forth in Section 9.01.

“Parent Plans” has the meaning set forth in Section 6.02(c).

“Parent Return” has the meaning set forth in Section 6.05(a)(i).

“Party” or “Parties” has the meaning set forth in the introductory paragraph above.

“Payoff Amount” has the meaning set forth in Section 2.01(c)(i).

“Permit” or “Permits” means any and all permits, licenses, filings, authorizations, registrations, qualifications, consents, approvals, or indicia of authority (and any pending applications for approval or renewal of a Permit) issued by any Governmental Body that are required by, or issued to or on behalf of, a Person, in order for the Company or such Person to own, construct, operate, sell, inventory, disburse or maintain any of their assets or conduct all or any portion of their business.

“Permitted Encumbrances” means (a) Taxes, assessments and other governmental levies, fees or charges that are either (i) not due and payable as of the Closing Date, or (ii) being contested by appropriate Proceedings, (b) Encumbrances, such as mechanics liens and similar liens for labor, materials or supplies imposed by Law, in each case incurred in the Ordinary Course of Business for amounts that are (i) not delinquent by more than 90 days, or (ii) being contested by appropriate Proceedings, (c) pledges or deposits to secure obligations under workers’ compensation Laws or similar legislation or to secure public or statutory obligations,

(d) purchase money liens and liens securing rental payments under capital lease arrangements, and (e) other Encumbrances, not material in nature or amount, that do not materially impair the value or use of the assets subject to such Encumbrances.

“Per Share Closing Merger Consideration” shall be an amount in cash equal to the quotient obtained by dividing (i) the Closing Merger Consideration by (ii) the number of issued and outstanding shares of Common Stock as of the Effective Time.

“Per Share Merger Consideration” has the meaning set forth in Section 2.02(a).

“Person” means an individual, a partnership, a limited partnership, a corporation, a limited liability company, an association, a joint stock company, a trust, a joint venture, an unincorporated organization, any other business entity or a Governmental Body.

“Personal Property” has the meaning set forth in Section 3.11(c).

“Pre-Closing Tax Statement” has the meaning set forth in Section 6.05(a)(ii).

“Pre-Closing Taxes” has the meaning set forth in Section 6.05(b).

“Pro Rata Share” means, with respect to each share of Common Stock, (x) the amount of the distribution or proceeds from the Escrowed Funds divided by (y) the number of issued and outstanding shares of Common Stock as of the Effective Time.

“Proceeding(s)” means any suit, litigation, arbitration, hearing, audit, investigation or other action (whether civil, criminal, administrative or investigative) commenced, brought, conducted, or heard by or before, any Governmental Body or arbitrator.

“Real Property” means land, together with all buildings, structures, improvements, and fixtures located thereon, and easements and other rights and interests appurtenant thereto.

“Representative” has the meaning set forth in the introductory paragraph above.

“Requisite Stockholder Approval” has the meaning set forth in Section 3.02.

“Rights” means any and all outstanding subscriptions, warrants, options, or other arrangements or commitments obligating or which may obligate (with or without notice or passage of time or both) a company to issue or dispose of any securities of a company including, without limitation, convertible securities and debt securities.

“Senior Executive Indebtedness” means the aggregate amount of all indebtedness for borrowed money owed to the Company and its Subsidiaries by the Senior Executive Note Issuers pursuant to the Senior Executive Notes as of immediately prior to the Effective Time, all as set forth on or calculated pursuant to Schedule 2.05.

“Senior Executive Note Issuer” means any Person listed on Schedule 2.05 who as of immediately prior to the Effective Time owes the Company any Senior Executive Indebtedness.

“Senior Executive Notes” means those certain promissory notes described on Schedule 2.05.

“Statement of Closing Net Working Capital” has the meaning set forth in Section 2.09(a).

“Statement of Estimated Closing Net Working Capital” has the meaning set forth in Section 2.01(b).

“Stockholder Indemnified Parties” has the meaning set forth in Section 9.02.

“Subsidiary” means, with respect to any Person, (i) if a corporation, a majority of the total voting power of shares of stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers, or trustees thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more other Subsidiaries of that Person or a combination thereof, or (ii) if a limited liability company, partnership, association, or other business entity (other than a corporation), a majority of partnership or other similar ownership interest thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more Subsidiaries of that Person or a combination thereof and for this purpose a Person owns a majority ownership interest in such a business entity (other than a corporation) if such Person shall be allocated a majority of such business entity’s gains or losses or shall be or shall control any managing director or general partner of such business entity (other than a corporation). The term “Subsidiary” shall include all Subsidiaries of such Subsidiary.

“Surviving Corporation” has the meaning set forth in Section 1.01.

“Target Closing Net Working Capital” means Four Million Five Hundred Thousand Dollars ($4,500,000).

“Tax” or “Taxes” means all federal, state, local, foreign or other tax of any kind whatsoever, including without limitation, all income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental, customs duties, capital stock, ad valorem, value added, inventory, franchise, profits, withholding, social security (or similar), unemployment, disability, real property, personal property, unclaimed property, escheat, sales, use, transfer, registration, alternative or add-on minimum, or estimated tax, and including any interest, penalty, or addition thereto, whether disputed or not.

“Tax Arbitrator” has the meaning set forth in Section 6.05(a)(iii).

“Tax Return” means any return, declaration, report, claim for refund, or information return or statement with respect to any Tax required to be filed or actually filed with a Taxing Authority, including any schedule or attachment thereto, and including any amendment thereof.

“Tax Statement Dispute” has the meaning set forth in Section 6.05(a)(iii).

“Taxing Authority” means the domestic or foreign Governmental Body responsible for the administration of any Tax.

“Third Party” or “Third Parties” shall mean any Person that is not a Party to this Agreement, other than the Company Stockholders.

“Third Party Claim” has the meaning set forth in Section 9.03(a).

“Third Party Interests” has the meaning set forth in Section 3.06(c).

“Threatened” means as follows: a claim, Proceeding, dispute, action, or other matter will be deemed to have been “Threatened” if any demand or statement has been made in writing, or any notice has been given in writing that would lead a reasonably prudent Person to conclude that such a claim, Proceeding, dispute, action, or other matter will, with substantial certainty, be asserted, commenced, taken or otherwise pursued in the future; provided, however, that the foregoing shall not include customer billing, service or warranty disputes in the Ordinary Course of Business.

“Transaction Expense” has the meaning set forth in Section 10.01.

“Transactions” means the Merger and any other transactions contemplated by or pursuant to this Agreement and the Ancillary Documents.

“VSCA” means the Virginia Stock Corporation Act, as amended.

“Withholdings” means the amount required to be withheld from the Merger Consideration by Applicable Law (arising from, without limitation, Tax withholding obligations of the Company and its Subsidiaries incident to the cancellation and settlement of any Options).